Carrington Laboratories, Inc.

06033560

AR/S

P.E. 12-31-05

ANNUAL REPORT TO SHAREHOLDERS

ON

FORM 10-K

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Proxy Statement and 2005 Annual Report to Shareholders

12/31/05

April 2006

Dear Shareholders,

The year 2005 was one of mixed results. From a scientific viewpoint, much was achieved as our DelSite subsidiary accomplished major milestones in its quest to advance the development and application of its drug delivery technology. From an operational point of view, 2005 included new financing transactions to augment our ability to fund DelSite's research and development efforts. It also presented new challenges as one principal customer significantly reduced its bulk raw materials purchases during the second half of the year, consequentially impacting our financial results of operations for 2005.

2005 Results

Revenues totaled $28.0 million for the year, a 9.3% decrease from 2004. Sales of the Consumer Services Division were $15.8 million for 2005, a decrease of 19.7% from 2004 levels. This shortfall resulted primarily from the significant reduction in raw materials purchases by a significant principal customer as noted above. At the same time the Company continued to perform well in other areas. Excluding the business from this one customer, Consumer Services revenue rose 23.8% while total Company revenue was up 13.8%. The Medical Services Division reported sales growth to $10.5 million for the year, an increase of 1.5% over 2004, driven by increased sales of private-labeled wound and skin care products manufactured for domestic customers. Grant-related revenues to fund DelSite research programs rose 111.6% to $1.6 million in 2005.

We reported a net loss in 2005 of $5.3 million with several factors contributing to this result. The decrease in bulk raw materials sales also impacted our gross margins and created additional unfavorable operating variances in our Costa Rica manufacturing plant due to decreased production demand. Additionally, we recorded a one-time $1.0 million charge in administrative expenses to settle a litigation matter so we could move forward unencumbered by its consumption of time and resources. Also, our funding of DelSite, which we believe to be a solid investment in creating future shareholder value, totaled $3.4 million for 2005. Net of DelSite funding, our loss for the year was $2.0 million.

We have hired a new director for Research and Development at Carrington and have initiated a complete review of our development process, manufacturing capabilities, and raw materials utilization. We are developing new products for medical services with our partners and a detailed analysis has resulted in a series of new raw materials being developed with patent protection until 2017. These products will be launched in mid-2006.

DelSite

2005 was a year of notable progress for our DelSite Biotechnologies subsidiary. At our annual shareholders' meeting in May 2005, we announced the successful completion of a Phase I safety trial of our GelVac™ powder delivery system that, in addition to safety, demonstrated the delivery of consistent, quantifiable amounts of powder into the nasal cavity. These findings were key in advancing the development of a platform technology designed to make self-administered, needle-less delivery of vaccines and certain therapeutics. In September 2005, we announced the filing of the Drug Master File with the U. S. Food and Drug Administration for the manufacturing of our proprietary GelSite® polymer and its use in mucosal applications, including GelVac™. This will allow us to streamline future regulatory filings and will provide beneficial information to future collaborators and commercial or governmental partners.

Throughout 2005, our scientists worked on a preclinical program funded by a $6 million grant from the National Institute of Allergy and Infectious Diseases to develop a nasal vaccine against the H5N1 strain of influenza commonly known as bird flu. We completed the first milestone of this program in October 2005 and are continuing the development work toward a vaccine product, with plans for Phase I and Phase II clinical trials in the next 18 months. In March 2006 we presented results of our progress on this vaccine product to the World Vaccine Congress in Washington, D.C. We also reached an agreement with Nippon Chemiphar on the development of an Alzheimer's drug and have filed for a grant with HHS for assistance in this key area of medical needs. Additionally, we signed an agreement with Invitrogen Corporation for the development of clinical material needed for a bird flu vaccine.

In November 2005, we announced the granting of a patent relating to our GelSite® polymer by the European Patent Office. This was the fifth patent granted to DelSite and the first foreign patent. We currently have several additional patents pending relating to our proprietary delivery technology.

Financing Transactions

We closed two significant financing transactions in the fourth quarter of 2005. First, we completed a $5.0 million private placement deal consisting of four-year, interest-only notes with five million warrants attached. Immediately following that, we closed a sale/leaseback transaction on our headquarters building which netted $4.1 million after retirement of $0.5 million of debt. Some of the proceeds of these transactions were used to retire debt, while the majority of the funds will be used to fund the Company's research activities.

The Future

As we go forward, we will continue to fund DelSite as it pursues the nasal delivery system for therapeutics and vaccines for influenza, particularly the bird flu strain. We will also continue to seek out strategic partnerships and collaboration arrangements related to our GelSite® and GelVac™ platform technologies. We intend to continue to expand and diversify our customer base to reduce our dependence on any single customer and continue to grow our revenue stream by developing and offering new products and extensions of existing product lines. We will continue making improvements in operational efficiency and modernization of equipment and will add additional personnel to bolster our sales efforts. We have an excellent team of employees committed to achieving these objectives in 2006 and beyond.

We look forward to sharing our progress with you, our fellow shareholders. We thank you for your interest and support in our Company, our products and our technologies.

Carlton E. Turner, Ph.D., D.Sc.
President and Chief Executive Officer

George DeMott
Chairman of the Board

NOTICE OF ANNUAL MEETING

AND

PROXY STATEMENT

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CARRINGTON LABORATORIES, INC.
2001 Walnut Hill Lane
Irving, Texas 75038

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On May 18, 2006

NOTICE is hereby given that the annual meeting of shareholders of CARRINGTON LABORATORIES, INC. (the "Company") will be held on May 18, 2006, at 8:30 a.m., local time, at the Las Colinas Country Club, 4900 North O'Connor Boulevard, Irving, Texas 75062, for the following purposes:

(1) To elect two persons to serve as directors of the Company for terms expiring at the annual meeting of shareholders in 2009;

(2) To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 20, 2006 are entitled to notice of and to vote at the meeting or any adjournment thereof. A record of the Company's activities during 2005 and financial statements for the fiscal year ended December 31, 2005 are contained in the accompanying 2005 Annual Report.

You are urged, whether or not you plan to attend the meeting in person, to mark, sign and date the enclosed proxy and return it promptly in the accompanying envelope. If you do attend the meeting in person, you may withdraw your proxy and vote in person. The prompt return of proxies will assure the representation of sufficient shares to take the actions described above and save the Company the expense of further solicitation.

By Order of the Board of Directors

George DeMott
Chairman of the Board

Irving, Texas
April 13, 2006

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CARRINGTON LABORATORIES, INC.
2001 Walnut Hill Lane
Irving, Texas 75038
(972) 518-1300

PROXY STATEMENT

For Annual Meeting of Shareholders
To Be Held On May 18, 2006

This Proxy Statement is furnished to the shareholders of Carrington Laboratories, Inc., a Texas corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the annual meeting of shareholders to be held on May 18, 2006. Proxies in the form enclosed will be voted at the meeting if properly executed, returned to the Company prior to the meeting and not revoked. A proxy may be revoked at any time before it is voted by giving written notice or a duly executed proxy bearing a later date to the President of the Company, or by voting in person at the meeting.

The approximate date on which this Proxy Statement and the accompanying proxy are first being sent to shareholders is April 24, 2006.

OUTSTANDING CAPITAL STOCK

The record date for the determination of shareholders entitled to notice of and to vote at the annual meeting is March 20, 2006 (the "Record Date"). At the close of business on the Record Date, the Company had 10,810,855 shares of Common Stock, $.01 par value ("Common Stock"), issued and outstanding and entitled to vote at the meeting.

ACTION TO BE TAKEN AT THE MEETING

Shares of Common Stock represented by a validly executed proxy in the accompanying form, unless the shareholder otherwise specifies in the proxy, will be voted for the election of the persons named as nominees under the caption "Election of Directors" as directors of the Company.

Where shareholders have appropriately specified how their proxies are to be voted, they will be voted accordingly. If any other matter or business is brought before the meeting or any adjournment thereof, the proxy holders may vote the proxies at their discretion. The directors do not know of any such other matter or business to be presented for consideration at the meeting.

QUORUM AND VOTING

The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding as of the Record Date is necessary to constitute a quorum at the annual meeting. In deciding all questions, a holder of Common Stock is entitled to one vote, in person or by proxy, for each share held in such holder's name on the Record Date.

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PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of March 20, 2006, unless otherwise indicated, with respect to the shareholders known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock of the Company, based on the information available to the Company on such date. Except as otherwise indicated, each shareholder named in the table has sole voting and investment power with respect to all shares indicated as being beneficially owned by such shareholder.

Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
John L. Strauss 3409 Hanover Street Dallas, TX 75225	1,684,167 (1)	14.3%
James F. Fitzgerald, Sr. 839 Harding Street Janesville, WI 53545	1,537,100 (2)	13.0%
Marilyn C. Fitzgerald 839 Harding Street Janesville, WI 53545	1,492,100 (3)	12.6%
Thomas J. Marquez c/o Carrington Laboratories, Inc. 2001 Walnut Hill Lane Irving, Texas 75038	973,408 (4)	8.9%

(1) Based on a report on Schedule 13D filed by John L. Strauss with the Securities and Exchange Commission on December 16, 2005.

(2) Based on a report on Schedule 13G by James F. Fitzgerald, Sr. with the Securities and Exchange Commission on November 28, 2005. Includes 45,000 shares for which he has sole voting and dispositive power and 1,492,100 shares for which he is deemed to have shared voting and dispositive power in his position as co-trustee of the Fitzgerald Trust dated March 8, 1994.

(3) Based on a report on Schedule 13G by Marilyn C. Fitzgerald filed with the Securities and Exchange Commission on November 28, 2005. Is comprised of 1,492,100 shares for which Ms. Fitzgerald is deemed to have shared voting power in her position as co-trustee of the Fitzgerald Trust dated March 8, 1994.

(4) Includes 39,300 shares held in a trust controlled by Mr. Marquez, 8,468 shares owned by his wife and 177,600 shares that he has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

The Company knows of no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

REQUIRED AFFIRMATIVE VOTE AND VOTING PROCEDURES

With regard to the election of directors, votes may be cast in favor of or withheld from each nominee. The two nominees who receive a plurality of the votes cast by shareholders present or represented by proxy at the annual meeting, and entitled to vote on the election of directors, will be elected as directors of the Company. Thus, any abstentions, "broker non-votes" (shares held by brokers or nominees as to which they have no discretionary authority to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon) or other limited proxies will have no effect on the election of directors.

The Company's Bylaws provide that the vote required to approve matters other than the election of directors is the affirmative vote of the holders of a majority of the shares entitled to vote on the matter and voted for or against the matter at the meeting. The shares represented by a broker non-vote (or other limited proxy) or shares that abstain will not have voted for or against the matter and therefore will not be considered a part of the voting power present with respect to such proposals. Thus, the effect of such non-votes and abstentions with respect to any of such proposals will be to reduce the number of affirmative votes required to approve the proposal and the number of negative votes required to block such approval.

ELECTION OF DIRECTORS

The Company's Bylaws provide that the Company's operations will be governed by the Board of Directors, which is elected by the shareholders. The Company's Board of Directors is divided into three classes with staggered three-year terms. All directors of one class hold their positions until the annual meeting of shareholders at which the terms of the directors in such class expire and their respective successors are elected and qualified, or until their earlier death, resignation, disqualification or removal from office. The Company's Bylaws provide that the number of directors shall not be less than five nor greater than nine, and the exact number of directors that shall constitute the Board of Directors shall be fixed from time to time by resolution of the Board. The Board of Directors has determined that the number of directors will be seven.

At the meeting, two directors will be elected. All duly submitted and unrevoked proxies will be voted for the nominees selected by the Board of Directors, except where authorization to so vote is withheld. If any nominee should become unavailable for election for any presently unforeseen reason, the persons designated as proxies will have full discretion to vote for another person designated by the Board.

The Board of Directors has nominated George DeMott and Carlton E. Turner, Ph.D., D.Sc. for election as directors at the annual meeting, to serve three-year terms expiring at the annual meeting of shareholders in 2009. Mr. DeMott and Dr. Turner are currently directors of the Company, with terms expiring at the 2006 annual meeting, and each has consented to serve as a director if elected.

The other five directors of the Company have been elected to terms that do not expire at the 2006 annual meeting. Ronald R. Blanck, D.O., R. Dale Bowerman and Edwin Meese, III, are currently serving terms expiring in 2008 and Thomas J. Marquez and Selvi Vescovi are currently serving terms expiring in 2007.

Information as of March 20, 2006 about all seven directors of the Company, including the current nominees, is set forth in the following paragraphs.

R. DALE BOWERMAN, 66, has served as a director of the Company since January 1990. Mr. Bowerman was President and Chief Executive Officer of Southwest Health Alliances, LLC from May 1994 until his retirement in October 1997. From 1973 to April 1994, he was Chief Financial Officer of High Plains Baptist Health Systems, a nonprofit hospital system.

GEORGE DEMOTT, 73, has served as a director of the Company since May 1990 and Chairman of the Board since April 1995. He has been an independent business consultant since 1987. From 1963 to 1987, Mr. DeMott held various positions with Wyeth, formerly American Home Products Corporation, a worldwide marketer of pharmaceuticals, over-the-counter drugs and household products, serving as Group Vice President from 1978 to 1987. From 1964 to 1978, Mr. DeMott was with the Whitehall Laboratories Division of that corporation, and he served as President of that division from 1974 until 1978.

THOMAS J. MARQUEZ, 68, has served as a director of the Company since August 1987. In addition, from August 1987 until May 1990, Mr. Marquez was Chairman of the Board and Chief Executive Officer of the Company. From 1965 to 1979, Mr. Marquez was an officer of Electronic Data Systems, Inc., a computer services company, and he served as a director of that corporation from 1965 to 1984. Since his resignation as an officer of Electronic Data Systems, he has been engaged primarily in personal investment activities and a number of public service projects. Mr. Marquez is also a director of Aquinas Funds, Inc.

CARLTON E. TURNER, Ph.D., D.Sc., 65, has served as a director of the Company since May 1989 and as President and Chief Executive Officer of the Company since April 1995. In addition, from January 1994 to November 1994, Dr. Turner was Executive Vice President of the Company, and from November 1994 to April 1995, he was Chief Operating Officer of the Company. He was President and Chief Executive Officer of Princeton Diagnostic Laboratories of America, Inc., a biomedical and pharmaceutical testing laboratory, from 1987 through May 1993. He also served as a director of that corporation from 1987 to January 1994. From 1981 through 1987, he was Director of the Drug Abuse Policy Office of the White House, President Reagan's principal advisor on drug abuse policy. From 1970 to 1981, Dr. Turner was a research professor and director of the Research Institute of Pharmaceutical Sciences at the University of Mississippi School of Pharmacy. Dr. Turner serves as a director of Tutogen Medical, Inc., a publicly traded company.

SELVI VESCOVI, 75, has served as a director of the Company since May 1989. He served as Chairman of the Board from May 1990 to April 1995 and as interim President and Chief Executive Officer of the Company from March 1995 to April 1995. Mr. Vescovi was employed by The Upjohn Company ("Upjohn"), a manufacturer of human pharmaceuticals and pharmaceutical chemicals, in various capacities from 1954 until his retirement in 1988 from his positions as Corporate Vice President of Upjohn, a position he had held since 1977, and President and General Manager of Upjohn International, Inc., the subsidiary of Upjohn responsible for international operations. He had held the latter position since 1985. Following his retirement, Mr. Vescovi served as Adjunct Professor, International Management, at Western Michigan University from 1988 to 1993 and as a member of the Advisory Board of the College of Business Administration of the University of South Carolina from 1988 to 1994.

RONALD R. BLANCK, D.O., 64, has served as director of the Company since June 2003. Dr. Blanck, a retired U.S. Army Lt. General, has been the president of the University of North Texas Health Science Center at Fort Worth since August 2000 where he oversees a growing academic health center that includes the Texas College of Osteopathic Medicine, Graduate School of Biomedical Sciences and School of Public Health. Dr. Blanck is a graduate of the Philadelphia College of Osteopathic Medicine and is board certified in internal medicine. He began his military career in 1968 as a medical officer and battalion surgeon in Vietnam. He retired 32 years later as the Surgeon General of the U.S. Army and commander of the U.S. Army Medical Command with more than 46,000 military personnel and 26,000 civilian employees throughout the world.

EDWIN MEESE, III, 74, has served as director of the Company since June 2003. Mr. Meese holds the Ronald Reagan Chair in Public Policy at The Heritage Foundation, a Washington-based public policy research and education institution where he also serves as Chairman of the Center for Legal and Judicial Studies. Additionally, he is a Distinguished Visiting Fellow at the Hoover Institution, Stanford University, California. In addition, Mr. Meese lectures, writes and consults throughout the United States on a variety of subjects. Mr. Meese served as the 75th Attorney General of the United States from February 1985 to August 1988. From January 1981 to February 1985 he held the position of Counsellor to the President. As Attorney General and as Counsellor, Mr. Meese was a member of the President's Cabinet and the National Security Council. He served as Chairman of the Domestic Policy Council and of the National Drug Policy

Board. During the 1980 Presidential campaign, Mr. Meese served as Chief of Staff and Senior Issues Advisor for the Reagan-Bush Committee. Formerly, Mr. Meese served as Governor Reagan's Executive Assistant and Chief of Staff in California from 1969 through 1974 and as Legal Affairs Secretary from 1967 through 1968. Before joining Governor Reagan's staff in 1967, Mr. Meese served as Deputy District Attorney in Alameda County, California. From 1977 to 1981, Mr. Meese was a professor of Law at the University of San Diego, where he also was Director of the Center for Criminal Justice Policy and Management. In addition to his background as a lawyer, educator and public official, Mr. Meese has been a business executive in the aerospace and transportation industry, serving as Vice President for Administration of Rohr Industries, Inc. in Chula Vista, California. He left Rohr to return to the practice of law, engaging in corporate and general legal work in San Diego County. Mr. Meese is a graduate of Yale University, Class of 1953, and holds a law degree from the University of California at Berkeley. He is a retired Colonel in the United States Army Reserve. He is active in numerous civic and educational organizations.

The Board of Directors recommends that shareholders vote FOR the election of George DeMott and Carlton E. Turner, Ph.D., D.Sc., as directors of the Company.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Board Independence

The Board of Directors has determined that, other than Dr. Turner, all of its current directors, including those standing for election at the 2006 annual meeting of shareholders, are "independent" as defined by Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers, Inc. (the "NASD"), as currently in effect.

Board Structure and Committee Composition

The business and affairs of the Company are managed by the Board of Directors, which exercises all corporate powers and establishes corporate policies. Currently, the Board has seven directors and standing Executive, Audit, Compensation and Stock Option, and Board Governance and Nominating Committees. The membership and function of each committee is described below.

During 2005, the Board of Directors held a total of nine (9) meetings. Each director attended at least 75% of the aggregate of such meetings held during the period in which such director served and the meetings held by all committees on which such director served. The Board of Directors has adopted a policy concerning director attendance at annual meetings of the Company's shareholders. The Board expects all directors to attend annual meetings of the Company's shareholders. All of the directors with the exception of Mr. Edwin Meese, III attended the last annual meeting of shareholders.

Executive Committee

The Board has established an Executive Committee which, with certain exceptions, may exercise all the authority and powers of the Board of Directors in the business and affairs of the Company when the Board of Directors is not in session. The current members of the Executive Committee are Selvi Vescovi (Chairman), George DeMott and Carlton E. Turner, Ph.D., D.Sc. During fiscal 2005, the Executive Committee held six (6) meetings. All committee members attended all meetings held by the Executive Committee during 2005.

Audit Committee

The Board has established an Audit Committee for the purposes of reviewing the financial reports and other financial information provided by the Company to any governmental body or the public; reviewing the results and scope of, and the fees for, the annual audit; reviewing the financial statements and any significant transactions or events and any changes in accounting principles and practices with the independent auditors; and reviewing the internal controls and audit procedures of the Company. The current members of the Audit Committee are R. Dale Bowerman (Chairman), Thomas J. Marquez and Selvi Vescovi.

The Audit Committee works closely with management as well as the Company's independent auditors. A complete description of the Audit Committee's responsibilities is set forth in the Charter of the Audit Committee of the Board of Directors. A current copy of the Audit Committee charter may be found on the Company's website at www.carringtonlabs.com. Click on "Investor Info" to find the "Corporate Governance" section of the website where the Audit Committee charter is posted.

The Board has determined that R. Dale Bowerman qualifies as an "audit committee financial expert" as defined in recently promulgated rules of the Securities and Exchange Commission. As noted above, the Board of Directors has determined that Mr. Bowerman is an independent director.

During fiscal 2005, the Audit Committee held five (5) meetings. All committee members attended all meetings held by the Audit Committee during 2005.

Compensation and Stock Option Committee

The Board has established a Compensation and Stock Option Committee which serves as a compensation committee, makes recommendations to the Board with respect to compensation of executive officers of the Company, and is responsible for making grants of stock options under the Company's 2005 Stock Option Plan. The current members of the Compensation and Stock Option Committee are George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. During fiscal 2005, the Compensation and Stock Option Committee held three (3) meetings, which were attended by all committee members.

Board Governance and Nominating Committee

The Board has established a Board Governance and Nominating Committee for the purposes of assisting the Board by identifying individuals qualified to become Board members, advising the Board concerning Board membership, leading the Board in an annual review, and recommending director nominees to the Board. The current members of the Board Governance and Nominating Committee are George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. A current copy of the Board Governance and Nominating Committee charter may be found on the Company's website at www.carringtonlabs.com. Click on "Investor Info" to find the "Corporate Governance" section of the website where the Board Governance and Nominating Committee charter is posted.

The Board Governance and Nominating Committee has no formal written policy with respect to the consideration of candidates for director, including candidates recommended by shareholders. The Committee believes such a policy is not necessary because the Committee has not limited the sources from which it will receive recommendations for director candidates. To that end, the Committee will consider candidates recommended by shareholders of the Company who are entitled to vote for the election of directors at a shareholder meeting. Such shareholders may do so by sending a written request marked "Confidential" to the Chairman of the Board Governance and Nominating Committee, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038. Any such request should include information sufficient for the Committee to perform an initial evaluation of a recommended candidate's ability to serve as a director of the Company. The Committee will hold such recommendations until the Committee determines a new director is required. Shareholders who desire their recommendation to be considered in conjunction with the election of new directors, if any, at next year's annual meeting of shareholders should submit their recommendations so they are received not later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting, and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

Each shareholder recommendation must set forth: (a) the name and address of the shareholder who intends to make the nomination of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the written consent of each nominee to serve as a director of the Corporation if so elected. The chairman of the Committee may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

The Board Governance and Nominating Committee annually evaluates the need for new members of the Board of Directors. When the Committee determines that new directors may be required, the Committee reviews recommendations previously received by the Committee from all sources, including recommendations from members of the Board of Directors as well as third parties not affiliated with the Company. If the Committee determines that it has no qualified candidates, the Committee will engage third party search firms to identify potential candidates, which firms would be paid market fees for the services they perform. Candidates passing the Committee's initial review are evaluated further through personal interviews and solicitation of third party recommendations. Candidates remaining at this point are then evaluated as to their ability to participate fully in the Board of Directors' schedule of meetings and to confirm their willingness to serve as a director of the Company. Thereafter, the Committee submits its recommendation to the Board of Directors with respect to those candidates the Committee believes should be included in the slate of directors to be recommended for nomination by the Board of Directors at the next annual meeting of shareholders. The Committee would apply this process whether or not the individual being evaluated was initially recommended by a shareholder.

The Board Governance and Nominating Committee seeks to have a diverse Board of Directors comprised of individuals having a broad range of strengths and talents and the majority of whose members are independent of the Company and its management. The Committee believes that individuals recommended by the Committee for nomination to the Board of Directors should, at a minimum, possess sound business experience and judgment and high ethical standards. The Committee also believes that one or more of the Company's directors should possess substantial expertise in the areas of finance, governance and technical knowledge applicable to the industry.

During fiscal year 2005, the Board Governance and Nominating Committee held two (2) meetings. All committee members attended all meetings held by the Board Governance and Nominating Committee during 2005.

Shareholder Communications with the Board

Shareholders interested in communicating with the Board of Directors may do so by writing to Chairman of the Board Governance and Nominating Committee, or Chairman of the Audit Committee, c/o Robert W. Schnitzius, Secretary, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038. Such communications, which should be marked as "Confidential," will be forwarded on an unopened basis to the addressee upon receipt.

Code of Business Conduct and Ethics

The Company has adopted a code of business conduct and ethics that applies to the Company's directors, executive officers and employees. A copy of the Company's code of business conduct and ethics may be found on the Company's website at www.carringtonlabs.com. Click on "Investor Info" to find the "Corporate Governance" section of the website where the code of business conduct and ethics is posted.

AUDIT DISCLOSURE

Independent Auditor

As previously reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2006, on March 29, 2006, Grant Thornton LLP ("Grant Thornton") notified the Company that it will decline to stand for reappointment as the Company's independent registered public accounting firm for the year ending December 31, 2006. Effective at the earlier of (a) May 15, 2006, the date the Company anticipates filing its Form 10-Q for the quarter ended March 31, 2006 with the Securities and Exchange Commission ("SEC"), or (b) the appointment of a new independent registered public accounting firm by the audit committee of the Company's board of directors, Grant Thornton will no longer be the Company's independent registered public accounting firm of record.

Grant Thornton performed audits of the Company's consolidated financial statements for the fiscal years ended December 31, 2004 and 2005. Grant Thornton's reports did not contain an adverse opinion or disclaimer of opinion and the reports were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2004 and 2005 and through the date of this Proxy Statement, (a) there have been no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement(s) in connection with its reports for such year, and (b) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

Representatives of Grant Thornton are not expected to be present at the Annual Meeting.

Due to the declination of Grant Thornton to stand for reappointment, the Company has not yet selected an independent registered public accounting firm for the year ending December 31, 2006. The Company's audit committee has commenced a search for a new independent registered public accountant.

Audit Committee Report

The following report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall this information be incorporated by reference by any general statement incorporating by reference this proxy into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference in such filing.

The Audit Committee of the Board of Directors is responsible for overseeing the Company's financial reporting process and helping to ensure the reliability of the Company's financial statements. The Board of Directors has adopted a written Charter for the Audit Committee to follow in carrying out this responsibility.

Independence of Audit Committee Members

Each of the three members of the Audit Committee is independent, as that term is defined in Rule 4200(a)(15) of the NASD's listing standards and under applicable law.

Review and Discussions

The Audit Committee has reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2005 and all matters of importance. It has also discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 as modified and supplemented (*Communication with Audit Committees*). In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors at Grant Thornton LLP, as required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), and has discussed with the independent auditors their independence, including all matters described in the written disclosures.

The Audit Committee has considered whether Grant Thornton LLP's performance of non-audit services for the Company is compatible with maintaining that firm's independence with respect to the Company and has concluded that the performance of audit and non-audit services by that firm, within the parameters set by the Audit Committee, does not adversely affect its independence.

Recommendation to Include Audited Financial Statements in Annual Report

Based on the reviews and discussions referred to above, and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 for filing with the Securities and Exchange Commission.

Date: March 29, 2006

AUDIT COMMITTEE

R. Dale Bowerman, Chairman
Thomas J. Marquez
Selvi Vescovi

Fees

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided by the independent registered public accounting firm engaged to audit the Company's consolidated financial statements. The policy requires that all services to be provided by the Company's auditor, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by Grant Thornton during fiscal 2005.

Grant Thornton LLP Fees

	2005	2004
Audit Fees		
10-K	$102,798	$ 90,366
A-133 Audit	15,300	12,240
10-Qs	27,754	26,214
Audit-Related Fees		
Consulting with respect to compliance with the Sarbanes-Oxley Act	13,160	7,500
S-8 Consent	–	2,000
	$159,012	$138,320
Tax Fees	–	–
All Other Fees	–	–

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of March 20, 2006, the beneficial ownership of Common Stock of the Company by (i) each director and nominee for director of the Company, (ii) each named executive officer listed in the Summary Compensation Table included elsewhere in this Proxy Statement, and (iii) all directors and executive officers as a group. Except as otherwise indicated, each person named in the table below has sole voting and investment power with respect to all shares indicated as being beneficially owned by him.

Name	Common Stock Beneficially Owned	
	Number of Shares	Percent of Class
Directors		
Ronald R. Blanck, D.O.	110,000(1)	1.0%
R. Dale Bowerman	188,500(2)	1.7%
George DeMott	120,000(3)	1.1%
Thomas J. Marquez	973,408(4)	8.9%
Edwin Meese, III	110,000(5)	1.0%
Carlton E. Turner, Ph.D., D.Sc.	491,834(6)	4.4%
Selvi Vescovi	186,000(7)	1.7%
Named Executive Officers (excluding directors and nominees named above) and Group		
Robert W. Schnitzius	159,377(8)	1.5%
Kenneth M. Yates, D.V.M.	109,808(9)	1.0%
All current directors and executive officers as a group (9 persons)	2,448,927(10)	20.2%

(1) Includes 110,000 shares that Dr. Blanck has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

(2) Includes 150,000 shares that Mr. Bowerman has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

(3) Includes 110,000 shares that Mr. DeMott has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

(4) Includes 39,300 shares held in a trust controlled by Mr. Marquez, 8,468 shares owned by his wife, and 177,600 shares that he has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

(5) Includes 110,000 shares that Mr. Meese has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006

(6) Includes 307,000 shares that Dr. Turner has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

(7) Includes 150,000 shares that Mr. Vescovi has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

(8) Includes 122,000 shares that Mr. Schnitzius has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

(9) Includes 96,930 shares that Dr. Yates has the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

(10) Includes 1,333,530 shares that current directors and executive officers have the right to acquire pursuant to options exercisable within 60 days after March 20, 2006.

EXECUTIVE OFFICERS

The executive officers of the Company are Carlton E. Turner, Ph.D., D.Sc., Robert W. Schnitzius, Jose Zúñiga and Kenneth M. Yates, D.V.M. Biographical information for Dr. Turner is set forth under "Election of Directors" above.

ROBERT W. SCHNITZIUS, 48, has been Chief Financial Officer and Treasurer of the Company since November 1997, Secretary of the Company since May 1998 and a Vice President of the Company since April 2002. From 1996 to 1997, Mr. Schnitzius was the Corporate Controller for Medeva Americas, Inc., a U.S. pharmaceutical company subsidiary of Medeva PLC. From 1991 to 1996, Mr. Schnitzius served with Medeva Pharmaceuticals, Inc., also a pharmaceutical company subsidiary of Medeva PLC, first as Controller (1991 to 1993) and then as Director of Finance (1994 to 1996). From 1983 to 1991, Mr. Schnitzius served as Controller for Shoreline Products, Inc., a boat trailer manufacturer, and from 1978 to 1983, he served as Treasurer of Texas Testing Laboratories, Inc., an engineering testing laboratory.

JOSE ZÚÑIGA, 37, was elected Vice President, Operations in January 2004. He previously served as Manager for South American Business for the Company since May 2001. In addition, from December 2000 to May 2001, Mr. Zúñiga was Director of Operations of Sabila Industrial, S.A., a Costa Rica subsidiary of the Company, and from September 1994 to June 1999, he was the Plant Engineer of that company. He was the Plant Superintendent of Terrapez, the largest tilapia processing facility of Central America, from June 1999 to December 2000. From March 1992 to August 1994 he served as QC Engineer of Trimpot Electrónicas, an electronics manufacturer. He has a Master of Business Administration degree from Universidad Latina de Costa Rica, and a Bachelor of Science degree in industrial engineering from Universidad Internacional de las Américas in Costa Rica.

KENNETH M. (BILL) YATES, D.V.M., 55, was elected President of DelSite Biotechnologies, Inc., the Company's wholly-owned subsidiary engaged in research and development of drug delivery products, in April 2002. Dr. Yates initially served as a consultant to the Company beginning in 1989 and became a full-time employee in 1990. He served in various capacities for the Company in Research and Development, including Product Development Coordinator for Wound Care from 1990 to January 1999, and Vice President, Research and Development of the Company from January 1999 to April 2002. Since 1992, Dr. Yates has also served as an Adjunct Assistant Professor, Department of Comparative Medicine, University of Texas Southwestern Medical School.

All executive officers of the Company are elected annually by the Board of Directors to serve until their respective successors are chosen and qualified or until their earlier death, resignation or removal from office. There are no family relationships between any executive officers or person chosen to become executive officers.

DIRECTOR AND EXECUTIVE COMPENSATION AND COMPENSATION COMMITTEE REPORT

Compensation of Directors

The Company pays each outside director a quarterly retainer of $2,500 and $2,500 for the Chairman of the Board and $2,000 for all other members for each day or portion thereof spent attending Board meetings. Outside directors who are members of the Executive Committee and Governance Committee each receive $2,000 for each day or portion thereof spent attending these meetings. The Company pays the Chairman of the Audit Committee $2,500 and each outside director who is a member of the Committee $2,000 for each day or portion thereof spent attending these meetings. Outside directors who are members of the Compensation Committee each receive $1,500 a day or portion thereof spent attending these meetings. If any Committee meeting is held on the same day as a Board meeting, Committee members are paid $500 in lieu of their normal Committee meeting fee. The Company also pays each director $500 for participation in Board or Committee conference calls. The Company also reimburses each outside director who does not live in the Dallas, Texas area for travel expenses incurred in attending Board and Committee meetings.

Pursuant to the Company's 2004 Stock Option Plan nonqualified options to purchase shares of the Company's Common Stock may be granted to outside directors from time to time. Each option granted to an outside director has a term determined by the Compensation and Stock Option Committee, but not greater than ten years, is exercisable in whole or in part at any time during its entire term and remains effective during its entire term, regardless of whether the optionee continues to serve as a director. The purchase price per share of Common Stock covered by each such option is fixed by the Board of Directors or the Compensation and Stock Option Committee and must be equal to or greater than the fair market value per share of Common Stock on the date of grant.

In December 2005 each of Messrs. Bowerman, DeMott, Marquez, Vescovi, Meese and Dr. Blanck received an option to purchase 25,000 shares of Common Stock at an exercise price of $3.86 per share.

Compensation Committee Interlocks and Insider Participation

The Company's executive compensation program is administered by the Compensation and Stock Option Committee of the Board of Directors. During 2005, the Committee was composed of George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. All of the persons who served on the Committee during 2005 were and still are outside directors of the Company.

Compensation and Stock Option Committee Report

The following is a report submitted by the current members of the Compensation and Stock Option Committee addressing the Company's compensation policy as it related to the President and Chief Executive Officer of the Company (the "CEO") and each of the other executive officers of the Company whose combined salary and bonus for the fiscal year ended December 31, 2005 exceeded $100,000.

Compensation Philosophy

The Company's executive compensation program is designed to align executive compensation with Company values and objectives, business strategies and financial performance. To achieve these objectives, the Committee has developed and implemented an executive compensation program which provides executives with compensation opportunities that are intended to be competitive with companies of comparable size in the pharmaceutical industry.

In applying this philosophy, the Committee has established a program to accomplish the following objectives:

1) attract and retain executives of outstanding abilities who are critical to the long-term success of the Company; and

2) reward executives for achievement of internal Company goals as well as for Company performance relative to industry performance levels and to provide equity ownership in the Company.

Through these objectives, the Company integrates its executive compensation program with its annual and long-term strategic planning.

Against the foregoing, the Company's executive compensation policies integrate annual base salary compensation with a bonus award system which is based upon both corporate and individual performance levels.

Fiscal 2005 Compensation

The foundation of the executive compensation program is based on principles designed to help align the corporation's business strategy, values and management initiatives with shareholder interests. The Committee annually reviews and approves corporate goals and objectives relevant to the compensation of the CEO and other executive officers. The Committee evaluates performance in light of those goals and objectives as well as performance against certain non-financial goals including development of management talent and other strategic business objectives. For fiscal 2005, the Company's executive compensation program consisted of (i) base salary, adjusted from the prior year, (ii) bonus granted on a discretionary basis by the Committee and payable in cash, and (iii) stock options.

Base Salary

With respect to base salary, the Company considers available executive compensation data of comparable companies in the industry to establish base salaries that are within the range of those paid to persons holding comparably responsible positions at such companies. In addition, the Committee considers evaluations by the CEO of the individual performance of each executive, other than the CEO, in setting such executive's salary for the year. The performance of the CEO is evaluated by the Chairman of the Board of Directors in collaboration with the Committee. The CEO's evaluation is also presented to the Board of Directors for its discussion and comment.

The Committee determined that current salary levels for key Company executives are competitive within the industry.

Bonus

Pursuant to authority delegated to the Committee by the Board of Directors to grant cash bonuses on a discretionary basis outside of the Compensation Plan, the Committee authorized the payment of a bonus of $20,000 to Robert W. Schnitzius, Vice President and Chief Financial Officer, based on the performance of the operations under his responsibility. The Committee also authorized the payment of a bonus of $5,000 to Jose Zúñiga, Vice President, Operations, based on the performance of operations under his responsibility.

Stock Option Grants

The Committee has discretion to grant stock options to executive officers under the Company's 2004 Stock Option Plan. The Committee grants stock options to align employee interests with shareholder interests, as well as to attract, retain and motivate employees to work toward the long-term success of the Company. In determining the time and date of grant and the number of shares subject thereto, the Committee may take into account the nature of the services rendered, the executive's potential contributions to the success of the Company's business, and such other facts as the Committee in its discretion deems appropriate.

Beginning January 1, 2006, the Company is required to adopt the provisions of Statement of Financial Accounting Standards No. 123(R) "Share Based Payment" ("FAS 123(R)"), which requires the recognition of stock-based compensation associated with stock options as an expense in financial statements.

To reduce the non-cash compensation expense that would have been recorded in future periods following the Company's adoption of FAS 123(R), on December 18, 2005, the Committee approved the acceleration of the vesting of all then-unvested stock options. As a result, options to purchase approximately 145,000 shares became exercisable immediately. The accelerated options had exercise prices ranging from $4.00 to $5.30 per share, with a weighted average exercise price of $4.75 per share, and included 53,000 shares held by executive officers of the Company. All options issued to outside directors are vested immediately. Therefore, no options held by outside directors of the Company were accelerated.

The accelerated options were granted under the Company's 1995 and 2004 Stock Option Plans. The terms of the accelerated options previously provided that 50% of the options would vest on the first anniversary of the grant date. The acceleration of vesting resulted in no additional expense in the fourth quarter of 2005.

As a result of accelerating these options in advance of the adoption of FAS 123(R), the Company expects to reduce the pre-tax stock option expense it would otherwise be required to record.

CEO Compensation

Carlton E. Turner, Ph.D., D.Sc. has been the CEO of the Company since April 1995. The CEO's 2005 base pay was determined by the Committee on the basis of its overall assessment of Dr. Turner's responsibilities, his past performance with the Company, and competitive market data on salary levels for pharmaceutical companies of similar size. Dr. Turner was not paid a bonus for 2005.

Summary

The Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and shareholder interests. As performance goals are met or exceeded executives are awarded commensurately. The Committee believes that compensation levels during fiscal 2005 adequately reflected the Company's compensation goals and policies.

Dated: March 29, 2006

By the Members of the Committee:
George DeMott, Chairman
R. Dale Bowerman
Selvi Vescovi

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Summary Compensation

The following table sets forth certain summary information regarding compensation awarded to, earned by or paid to the Chief Executive Officer of the Company and each other executive officer of the Company whose combined salary and bonus for the fiscal year ended December 31, 2005 exceeded $100,000 (collectively, the "named executive officers") for the years indicated.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus (1)	Other Annual Compensation	Securities Underlying Options	All Other Compensation (2)
Carlton E. Turner,	2005	$384,780	$ 0	$5,350	25,000	$ 650
Ph.D., D.Sc., President	2004	$377,472	$ 0	—	25,000	$ 675
and Chief Executive Officer	2003	$339,780	$ 0	—	30,000	$5,262
Robert W. Schnitzius,	2005	$184,750	$20,000	—	2,000	$7,390
Vice President and	2004	$186,981	$ 5,000	—	5,000	$7,479
Chief Financial Officer	2003	$175,000	$ 0	—	10,000	$7,000
Kenneth M. Yates, D.V.M.,	2005	$183,750	$ 0	—	0	$ 0
President, DelSite	2004	$190,481	$ 0	—	20,000	$ 0
Biotechnologies, Inc.	2003	$175,000	$ 0	—	0	$ 0

(1) Each bonus for 2005 and 2004 was paid in cash.

(2) Amounts represent the Company's matching contribution to the officer's 401(k) account.

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Option Grants

The following table sets forth certain information relating to options granted under the Company's 2004 Stock Option Plan to the named executive officers in fiscal year 2005.

Options Granted During the Year Ended December 31, 2005

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term [1]	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	5%	10%
Carlton E. Turner, Ph.D., D.Sc.	25,000[2]	32.9%	$3.86	12/20/15	$60,688	$153,796
Robert W. Schnitzius	2,000[2]	2.6%	$3.86	12/20/15	$ 4,855	$ 12,304

(1) The assumed five percent and ten percent rates of stock price appreciation are specified by the Securities and Exchange Commission's proxy rules and do not reflect expected actual appreciation. The amounts shown represent the assumed values of the stock options (less the exercise prices) at the end of the ten-year periods beginning on the dates of grant and ending on the option expiration dates.

(2) Incentive stock option with a term of ten years and an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Option is presently exercisable.

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Option Exercises and Year-End Values

The following table sets forth certain information with respect to the exercise of options to purchase Common Stock of the Company during the year ended December 31, 2005, and outstanding options held at that date, by the named executive officers. For purposes of this table, the "value" of an outstanding option is the difference between the market price at December 31, 2005 of the shares of Common Stock underlying the option and the aggregate exercise price of such option. The unexercisable portions of such options have been valued as if such portions were exercisable in full on December 31, 2005, in accordance with Securities and Exchange Commission rules.

Aggregated Option Exercises in Fiscal Year Ended December 31, 2005 and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at 12/31/05		Value of Unexercised In-the-Money Options at 12/31/05	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Carlton E. Turner, Ph.D., D.Sc.	—	—	307,000	0	$424,375	$0
Robert W. Schnitzius	—	—	122,000	0	$238,690	$0
Kenneth M. Yates, D.V.M.	—	—	96,930	0	$ 85,875	$0

Equity Compensation Plans

The following table sets forth information regarding the Company's compensation plans (including individual compensation arrangements) under which shares of the Company's Common Stock the Company has authorized for issuance as of December 31, 2005.

Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of oustanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,814,081	$3.39	403,627
Equity compensation plans not approved by security holders	0	0	0
Total	1,814,081	$3.39	403,627

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan under which employees may purchase Common Stock at a purchase price of 95% of the market price of the Company's common stock on the last business day of each month. A maximum of 1,250,000 shares of Common Stock was reserved for purchase under this plan. As of December 31, 2005, a total of 968,573 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.

Stock Options

The Company has an incentive stock option plan which was approved by the shareholders in 2004 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted in 2005 were 100% vested on the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 500,000 shares of Common Stock for issuance under this plan. As of December 31, 2005, options to purchase 122,200 shares were available for future grants under the plan.

The Company also has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options were granted to employees, consultants and non-employee directors. Options were granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which were required to be granted at a price no less than 110% of the market value. Employee options were normally granted for terms of 10 years. Options granted through 2001 had various vesting rates and all such options still outstanding are fully vested at December 31, 2005. Options granted subsequent to 2001 vested at the rate of 50% per year beginning on the first anniversary of the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 2,250,000 shares of Common Stock for issuance under this plan. The Plan expired on April 1, 2005 after which no additional grants have been or may be made under the plan. In accordance with the provision of the plan, all options issued under the plan and outstanding on the expiration date of the plan shall remain outstanding until the earlier of their exercise, forfeiture or lapse.

Stock Warrants

From time to time, the Company has granted warrants to purchase Common Stock to the Company's research consultants and other persons rendering services to the Company. The exercise price of such warrants is normally the market price or in excess of the market price of the Common Stock at date of issuance.

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Performance Graph

The following graph sets forth for the years indicated the cumulative total shareholder return for the Company's Common Stock, the Nasdaq Stock Market – U.S. Index, and a Company-constructed Peer Group(2). The information reflected in the graph was provided to the Company by Research Holdings, Ltd. of San Francisco, California.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG CARRINGTON LABORATORIES, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX AND PEER GROUP



700
600
500
400
300
200
100
0
DOLLARS
12/00
12/01
12/02
12/03
12/04
12/05
CARRINGTON LABORATORIES, INC.
NASDAQ STOCK MARKET (U.S.)
PEER GROUP

*$100 invested on 12/31/00 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

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	Cumulative Total Return (1)					
	12/00	12/01	12/02	12/03	12/04	12/05
Carrington Laboratories, Inc.	100.00	102.10	91.00	412.00	613.00	473.00
Nasdaq Stock Market(1)	100.00	79.08	55.95	83.35	90.64	92.73
Peer Group(2)	100.00	105.80	101.05	132.32	102.82	100.30

(1) Total return assuming reinvestment of dividends. Assumes $100 invested on December 31, 1999 in the Company's Common Stock, The Nasdaq Stock Market - U.S. Index.

(2) The Peer Group comprises the following companies: Cell Therapeutics Inc., Cellegy Pharmaceuticals Inc., Collagenex Pharmaceuticals Inc., Columbia Labs Inc., Cubist Pharmaceuticals Inc., Depomed, Inc., Draxis Health, Inc., Dusa Pharmaceuticals Inc., Forest Labs., Immunogen Inc., Insite Vision Inc., KOS Pharmaceuticals Inc., Nastech Pharmaceutical Inc., Natures Sunshine Products Inc., Onyx Pharmaceuticals, Inc., Inc., Quigley Corp., Regeneron Pharmaceuticals, Schiff Nutrition International, Inc., (formerly Weider Nutrition) Sciclone Pharmaceuticals, Inc., Spectrum Pharmaceuticals, Inc., Titan Pharmaceuticals Inc., and Viropharma Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the fiscal year ended December 31, 2005, no late reports were filed by any Section 16(a) reporters. In making these disclosures, the Company has relied solely on written representations of its directors and executive officers and copies of the reports filed by them with the Securities and Exchange Commission.

SHAREHOLDER PROPOSALS

The 2007 annual meeting of the shareholders of the Company is scheduled to be held on May 17, 2007. Shareholder proposals for inclusion in the Company's proxy materials for the 2007 annual meeting of shareholders must be received by the Company at its office in Irving, Texas, addressed to the Secretary of the Company, no later than 120 days in advance of the date that is one year after this Proxy Statement is first distributed to shareholders; provided, that if the 2007 annual meeting of shareholders is changed by more than 30 days from the presently contemplated date, then proposals must be received a reasonable time in advance of the meeting.

With respect to shareholder proposals that are not intended to be included in the Company's proxy statement, the Bylaws of the Company provide that notice of any such shareholder proposal nominating persons for election to the Board of Directors of the Company must be received at the Company's principal executive office not later than 90 days prior to the annual meeting, and all other shareholder proposals must be received not later than 60 days in advance of the annual meeting if the meeting is to be held within 30 days preceding the anniversary of the previous year's annual meeting, or 90 days in advance of the meeting if it is to be held on or after the anniversary of the previous year's meeting.

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ANNUAL REPORT

The Company has provided without charge to each person whose proxy is solicited hereby a copy of the Company's 2005 Annual Report, which includes a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission. Additional copies of the 2005 Annual Report, including the Form 10-K, may be obtained without charge upon written request to Maria Mitchell, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038.

MISCELLANEOUS

The accompanying proxy is being solicited on behalf of the Board of Directors of the Company. The expense of preparing, printing and mailing the form of proxy and the material used in the solicitation thereof will be borne by the Company. In addition to the use of the mails, proxies may be solicited by personal interview, telephone, telefacsimile, electronic mail and telegram by directors, officers, and employees of the Company, who will receive no additional compensation for such activities. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and the Company may reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith.

By Order of the Board of Directors

George DeMott
Chairman of the Board

Irving, Texas
April 13, 2006

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ___________

Commission File Number 0-11997

Carrington Laboratories, Inc.

(Exact name of Registrant as specified in its charter)

Texas	75-1435663
(State of Incorporation)	(IRS Employer ID No.)

2001 Walnut Hill Lane, Irving, Texas 75038
(Address of principal executive offices)

Registrant's telephone number, including area code: (972) 518-1300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:
Common Stock ($.01 par value)
(Title of class)
Preferred Share Purchase Rights
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer, or non-accelerated filer (as defined in Rule 12b-2 of the Act).
Large accelerated filer ___ Accelerated filer ___ Non-accelerated filer X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (treating all executive officers and directors of the Registrant and holders of 10% or more of shares outstanding, for this purpose, as if they may be affiliates of the Registrant) was $43,374,789, computed by reference to the price at which common equity was sold on June 30, 2005 of $4.50 per share.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date: 10,810,855 shares of Common Stock, par value $.01 per share, were outstanding on March 20, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its annual meeting of shareholders to be held on May 18, 2006 are incorporated by reference into Part III hereof, to the extent indicated herein.

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PART I

ITEM 1. BUSINESS.

General

Incorporated in Texas in 1973, Carrington Laboratories, Inc. ("Carrington" or the "Company") is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company's research and proprietary product portfolios are based primarily on complex carbohydrates isolated from the *Aloe vera* L. plant. The Company is comprised of three business segments. See Note Thirteen to the consolidated financial statements in this Annual Report for financial information about these business segments: the Medical Services Division, Consumer Services Division and DelSite Biotechnologies Inc., ("DelSite"). The Company sells prescription and nonprescription medical products through its Medical Services Division and provides manufacturing services to customers in medical markets. Through its Consumer Services Division, the Company sells consumer and bulk raw material products and also provides product development and manufacturing services to customers in the cosmetic and nutraceutical markets. DelSite was incorporated in 2001 as a wholly-owned subsidiary. DelSite operates independently from the Company's research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients.

Business Strategy

The Company's strategy is to continue to grow as a research-based biopharmaceutical company focused on offering quality products to customers and potential partners. Key aspects of the Company's strategy are to:

- increase revenues by offering innovative new products, growing existing product lines and continuing to offer exceptional customer service;
- increase profitability by continuing to improve operational efficiency, working capital management and modernization of equipment;
- enlarge and diversify our customer base to reduce dependence on a limited number of significant customers;
- develop and market the proprietary GelSite® polymer technology for delivery of vaccines and therapeutics;
- enter into strategic partnerships and collaboration arrangements related to the GelSite® technology; and
- continue to develop the knowledge of polymers and their relationship to vaccines and bioactive protein and peptide therapeutics.

Medical Services Division

Carrington's Medical Services Division offers a comprehensive line of wound management products. Carrington products are used in a wide range of acute and chronic wounds, for skin conditions and incontinence care. The primary marketing emphasis for Carrington's wound and skin care products is directed toward hospitals, nursing homes, alternate care facilities, cancer centers, home health care providers and managed care organizations. The wound and skin care product lines are being promoted primarily to physicians and specialty nurses, for example, enterostomal therapists.

In response to changing market conditions and to improve the Company's competitive position, the Company decided during 2000 to redirect the distribution of its Medical Services products from multiple distributors to a single source distributor. As a result of this decision, the Company entered into an exclusive Distributor and License Agreement effective December 1, 2000 with Medline Industries, Inc. ("Medline"). The agreement provides that the Company will continue to manufacture its existing line of products and sell them to Medline at specified prices. The prices are subject to adjustment not more than once each year to reflect increases in manufacturing cost. The agreement required Medline to pay the Company a base royalty totaling $12,500,000 in quarterly installments that began on December 1, 2000 and ended on September 1, 2005. The base royalties are amortized, on a straight-line basis, over the term of the contract. In addition to the base royalty, if Medline elects to market any other products under any of the Company's trademarks, Medline must pay the Company a royalty of between one percent and five percent of the annual sales of the trademarked products, depending on the aggregate amount of the net sales under this agreement to Medline. The Company and Medline amended the Distributor and License Agreement in April 2004 to extend the term of the agreement through November 30, 2008. The amended agreement specified an advance payment of $1,250,000 as additional base royalty, which the Company received in 2004.

The Company maintains dual control with Medline Industries Inc. of certain national pricing agreements which cover hospitals, alternate care facilities, home health care agencies and cancer centers. These agreements allow Medline representatives to make presentations in member facilities throughout the country. In order to promote continued brand-name recognition, the Company engages in limited marketing and advertising to bolster Medline's efforts in these areas.

The Company entered into a Supply Agreement with Medline effective December 1, 2000, which among other things, provides that the Company will manufacture Medline-brand dermal management products. The Supply Agreement is co-terminus with the amended Distributor and License Agreement.

The Medical Services Division has several distribution and licensing agreements for the sale of its products into international markets. The Division also sells wound care products into international markets on a non-contract, purchase order basis. Opportunities in the Internet market are also addressed through the Company's websites, www.carringtonlabs.com and www.woundcare.com.

The Medical Services Division also produces Acemannan Immunostimulant™, a biologic fully licensed by the United States Department of Agriculture ("USDA") as an adjuvant therapy for certain cancers in dogs and cats. This product, in addition to several wound and skin care products developed specifically for the veterinary market, are marketed through veterinary distributors. The Company is actively pursuing additional distribution arrangements for these products.

The Medical Services Division is actively involved in developing and promoting the SaliCept® line of products, which includes an oral rinse, patches for oral wounds and extraction sites, and other products. The SaliCept® line is supported by dedicated sales representatives and the Company is actively seeking a strategic sales/distribution partner for this line.

Consumer Services Division

The Consumer Services Division markets and licenses products in three distinct categories in the health and beauty markets: Bulk Raw Materials, Specialty Manufacturing Services and Finished Consumer Products. The Bulk Raw Materials category is comprised of proprietary bulk raw materials produced from *Aloe vera* L. utilizing the Company's patented complex carbohydrate technology. The premier product is Manapol® powder, a bulk raw material that contains greater than 60% polymeric polysaccharides. Manapol® powder is marketed to manufacturers of food and nutritional products who desire quality, clinically-proven ingredients for their finished products that can carry a structure/function claim for immune system enhancement. In addition to

Manapol® powder, the Consumer Services Division markets the bulk raw material Hydrapol™ powder to manufacturers of bath, beauty and skin care products. Hydrapol™ powder is currently the only raw material from *Aloe vera* L. that has the International Nomenclature Cosmetic Ingredient ("INCI") name of Aloe Barbadensis Leaf Polysaccharides. The Company is also developing additional bulk raw materials to expand their market presence and increase opportunities to sell the Company's products to other potential customers.

In 1997, the Company signed a non-exclusive supply agreement with Mannatech, Inc. ("Mannatech") to supply Manapol® powder. In 2003, Natural Alternatives International, Inc. ("Natural Alternatives") was added as a party to the supply agreement as a manufacturing supplier for Mannatech and purchaser of the Manapol® powder from the Company. This contract was not renewed in November 2005. The Company is still supplying Manapol® powder to both companies on a non-contract, purchase order basis, but the consistency in size and timing of orders from these customers has decreased materially since the expiration of the supply agreement and continues to be unpredictable. As a result of the purchase order nature of these sales, the Company is presently uncertain as to the future levels of sales, if any, to these two customers. In 2005, combined sales to Natural Alternatives and Mannatech decreased approximately $5.1 million, or 35.5%, from their 2004 levels. Additionally, the Company has continued its focused marketing effort to identify potential new Manapol® powder customers. See "Item 1A. Risk Factors" regarding our dependence on a limited number of customers.

The Consumer Services Division also markets and licenses Specialty Manufacturing services to segments of the health, cosmetic and personal care industries. The Specialty Manufacturing Services group was created in June 2001 to concentrate efforts of providing custom product development of functional beverages, skin care products and bath products. The scope of the various services provided by the Specialty Manufacturing Services group includes taking projects from formulation design through manufacturing, manufacturing and filling according to customer-provided formulations and specifications, filling customer-provided packaging components and assembling custom kits for customers.

In December 2002, the Company acquired certain assets of the Custom Division of Creative Beauty Innovations, Inc. ("CBI"), including specialized manufacturing customer information, intellectual property, equipment and selected inventories. Under the agreement, the Company paid CBI $1.6 million, including $0.6 million for related inventory. In addition, for the five-year period ending in December 2007, the Company agreed to pay CBI a royalty in an amount equal to 9.0909% of Carrington's net sales of CBI products to CBI's transferring customers up to $6.6 million per year, and 8.5% of its net sales of CBI products to CBI's transferring customers over $6.6 million per year. The Company recorded expenses of $262,000, $271,000 and $383,000 in 2005, 2004 and 2003, respectively, for royalties due under the agreement.

The final category of the Consumer Services Division is Finished Consumer Products. This unit markets finished products containing Manapol® and Hydrapol™ powders into domestic health and nutritional products markets through health food stores, independent retail outlets, internet marketing services at www.aloevera.com, direct consumer sales, and to the international marketplace on a non-contract, purchase order basis.

DelSite Biotechnologies, Inc.

In 2001, the Company incorporated a wholly-owned subsidiary named DelSite Biotechnologies, Inc. DelSite was formed to commercialize innovations discovered by scientists at the Company and operates independently from the Company's other businesses. DelSite is responsible for the research, development and marketing of the Company's proprietary drug delivery technologies based on GelSite® polymer, a new and unique complex carbohydrate, which was isolated in 1998 from *Aloe vera* L. DelSite commenced operations in January 2002 and is currently developing new technologies for controlled delivery of vaccines as well as bioactive protein and peptide therapeutics. GelVac™ nasal powder delivery technology for vaccines is DelSite's most advanced delivery platform. An avian influenza powder vaccine utilizing this technology is currently in preclinical development.

DelSite's business plan is to partner with biotechnology and pharmaceutical companies to provide novel delivery solutions for their drugs and vaccines. Together with its collaborators and contractors, DelSite has the following capabilities:

- Formulation development
- Feasibility studies
- Preclinical development
- Clinical supply production
- Production scale-up
- Technology transfer

In 2002, DelSite formed a strategic collaboration with Southern Research Institute, Inc. of Birmingham, Alabama, ("Southern Research") to assist in the development of an injectable drug delivery system based on the GelSite® polymer. Southern Research is an independent, not-for-profit center for scientific research affiliated with the University of Alabama at Birmingham. Under the three-year collaborative agreement, DelSite retains all product rights plus intellectual property rights to its existing technology as well as any discoveries made by DelSite or Southern Research, either jointly or individually, as a result of any project undertaken as part of the agreement. Southern Research will receive fees and royalties when undertaking certain specified projects on behalf of DelSite. In addition, a second five-year collaborative agreement with Southern Research was signed in April 2003. Under this agreement the two companies will jointly develop an injectable long-term delivery system for proteins and peptides. The companies will jointly own intellectual property that originates from this relationship. In January 2005, the three-year collaborative agreement was extended through January 26, 2006, and Southern Research transferred both agreements to its affiliate, Brookwood Pharmaceuticals, Inc. During the past four years, DelSite has continued to advance and grow its internal development capabilities for drug delivery technologies. The Company has decided not to renew the 2002 Collaborative Agreement that expired on January 26, 2006 but will continue to work with Brookwood under the Agreement signed in April of 2003.

In March 2004, the National Institute of Allergy and Infectious Diseases ("NIAID") awarded a Small Business Innovation Research ("SBIR") Biodefense Grant to DelSite of up to $888,000 over two years, based on satisfactory progress of the project. The grant proposal has funded additional development of the GelVac™ intranasal powder vaccine delivery platform technology. In January 2006 DelSite applied for and received a six-month extension of time to complete the approved work under this grant.

In July 2004, DelSite leased 5,773 square feet of new laboratory and office space in the Texas A&M University Research Park in College Station, Texas. DelSite also completed a 3,000 square foot expansion of its facilities in Irving, Texas.

In October 2004, NIAID awarded DelSite a $6 million grant to develop an inactivated influenza nasal powder vaccine against the H5N1 strain commonly known as avian or bird flu. The grant was awarded under a biodefense and SARS product development initiative and is funding a three-year preclinical program utilizing the Company's proprietary GelVac™ nasal powder delivery system. DelSite completed the first of the three milestones of this program in October 2005 on schedule.

Research and Development

General

Carrington has developed proprietary processes for obtaining materials from *Aloe vera* L. The Company intends to seek approval of the Food and Drug Administration (the "FDA") and other regulatory agencies to sell products containing materials obtained from *Aloe vera* L. in the United States and in foreign countries. For a more comprehensive listing of the type, indication and status of products currently under development by the Company, see "Research and Development – Summary" below. The regulatory approval process, both domestic and international, can be protracted and expensive, and there is no assurance that the Company will obtain approval to sell its products for any treatment or use (see "Governmental Regulation" below).

The Company expended approximately $5,796,000, $4,737,000 and $3,660,000 on research and development in fiscal 2005, 2004 and 2003, respectively. Research activities associated with DelSite accounted for 86% of the 2005, 81% of the 2004 and 75% of the 2003 research and development expenditures.

DelSite Research and Development

The Company believes that DelSite's products' functionality and/or pharmacological activity make them potential candidates for further development as pharmaceutical or therapeutic agents. In 2006, DelSite will continue to focus its research and development activities on its preclinical development program for an intranasal powder avian influenza vaccine as well as developing further basic research data for the use of its GelSite® and GelVac™ delivery technologies with potential pharmaceutical and vaccine partners. There is no assurance, however, that DelSite will be successful in its efforts.

The Company sponsors research and development activities at Texas A&M University in association with the College of Veterinary Medicine to support research activities of the Company and its DelSite subsidiary. Pursuant to this arrangement, the Company has access to leading authorities in the life sciences, as well as facilities and equipment, to help further the Company's research programs. DelSite also has a research relationship with the University of Southern Mississippi where it sponsors research in the university's School of Polymers and High Performance Materials. In July 2004, DelSite entered into a master research agreement with the Texas A&M University System Health Science Center College of Medicine through the Texas A&M Research Foundation that allows DelSite to conduct multiple research projects in association with the Center in the areas of virology and bacteriology for vaccine delivery.

DelSite is developing new platform technologies based on its proprietary GelSite® polymer for controlled delivery of vaccines as well as bioactive protein and peptide therapeutics. Basic research is continuing on this material, which includes both nasal and injectable delivery of therapeutic proteins and peptides and delivery of protein and particle antigens as vaccines using its proprietary GelVac™ intranasal powder vaccine delivery system. Selected studies have been completed through sponsored research at Texas A&M and Southern Research Institute. The technology has varied utility, but the primary focus of research is in the area of intranasal and injectable delivery of bioactive agents. Six patents covering this invention have been issued to DelSite with several patents pending. The first composition and process patent was issued in 1999.

DelSite successfully completed a Phase I clinical safety study for its GelVac™ vaccine delivery system (without vaccine antigen) in 2005. Additional clinical trials will be required for DelSite's products, including its avian influenza H5 nasal powder vaccine. In addition, DelSite filed a drug master file ("DMF") with the FDA for mucosal applications of its GelSite® polymer technology in September, 2005.

Human Clinical Studies

The Company's new product programs for its operating segments do not require clinical trials for clearance or approval prior to commercial distribution. However, the Company intends to support its existing products and new products with clinical studies that will support the product claims and indications for use and thereby demonstrate the product's features and benefits. The Company initiated several such studies in 2005 and intends to initiate several such clinical studies during 2006.

Research and Development Summary

The following table outlines the status of the products and potential indications of the Company's products developed, planned or under development. There is no assurance of successful development, completion or regulatory approval of any product not yet on the market.

PRODUCTS AND POTENTIAL INDICATIONS DEVELOPED, PLANNED OR UNDER DEVELOPMENT

PROGRAM	INDICATION	STATUS
GelVac™ Nasal Powder Delivery System	Delivery system for vaccines	Phase I completed
GelSite® Polymer Powder	Mucosal delivery system for therapeutics	Preclinical
GelSite® Polymer Injectable Delivery System	Controlled release delivery system for protein and peptide therapeutics	Preclinical
GelVac™ Avian H5 Nasal Powder Vaccine	Pandemic influenza	Preclinical
GelVac™ Trivalent Nasal Powder Vaccine	Seasonal influenza epidemic	Preclinical

PRODUCT OR POTENTIAL INDICATION	POTENTIAL MARKET APPLICATIONS	STATUS
Topical		
Dressings	Pressure and Vascular Ulcers	Marketed
Dressings	Diabetic Ulcers, Surgical Wounds	Marketed
Cleansers	Wounds	Marketed
Anti-fungal	Cutaneous Fungal Infection	Marketed
Hydrocolloids	Wounds	Marketed
Alginates	Wounds	Marketed
Anti-infective	Wounds	Development
Sunscreens	Skin	Marketed
Oral		
Human		
Pain Reduction	Mucositis	Marketed
Dental		
Pain Reduction	Aphthous Ulcers, Oral Wounds	Marketed
Post Extraction Wounds	Oral Surgery	Marketed
Injectable		
Veterinary		
Adjunct for cancer	Fibrosarcoma	Marketed
Nutraceuticals		
Immune Enhancing Product	Manapol®/Maitake Gold 404®	Marketed
Immune Enhancing Product	Manapol®/Calcium Enriched	Clinical Evaluation

Licensing Strategy

The Company expects that prescription pharmaceutical products containing certain defined drug substances will require a substantial degree of developmental effort and expense. Before governmental approval to market any such product is obtained, the Company may license these products for certain indications to other pharmaceutical companies in the United States or foreign countries and require such licensees to undertake the steps necessary to obtain marketing approval in a particular country or for specific indications.

Similarly, the Company intends to license third parties to market products containing defined chemical entities for certain human indications when it lacks the expertise or financial resources to market such products effectively. If the Company is unable to enter into such agreements, it may undertake marketing the products itself for such indications. The Company's ability to market these products for specific indications will depend largely on its financial condition at the time and the results of related clinical trials. There is no assurance that the Company will be able to enter into any license agreements with third parties or that, if such license agreements are concluded, they will contribute to the Company's overall profits.

<u>Raw Materials and Processing</u>

The principal raw material used by the Company in its operations is the leaf of the plant known as *Aloe vera* L. Through patented processes, the Company obtains several bulk freeze-dried extracts from the central portion of the *Aloe vera* L. leaf known as the gel. A basic bulk mannan, Acemannan Hydrogel®, is used as an ingredient in certain of the Company's proprietary wound and skin care products.

The Company owns a 410-acre farm in the Guanacaste province of northwest Costa Rica which currently has approximately 49 acres planted with *Aloe vera* L. The Company is currently performing a land reclamation project on the farm to increase productive acreage. The Company's current need for leaves exceeds the supply of harvestable leaves from the Company's farm, requiring the purchase of leaves from other sources in Costa Rica at prices comparable to the cost of acquiring leaves from the Company's farm. The Company has entered into several supply agreements with local suppliers near the Company's factory to provide leaves. From time to time the Company also imports leaves from Central and South America at prices comparable to those in the local market. The Company anticipates that the suppliers it currently uses will be able to meet all of its requirements for leaves in 2006.

The Company has a 21.5% ownership interest in Aloe and Herbs International, Inc., ("Aloe & Herbs"), a Panamanian corporation formed for the purpose of establishing an *Aloe vera* L. farm in Costa Rica. The Company purchases leaves from Rancho Aloe, S.A., ("Rancho Aloe") a wholly-owned subsidiary of Aloe & Herbs, which has a 5,000-acre farm in close proximity to the Company's farm, at a market price per kilogram of leaves supplied.

As of December 31, 2005, Rancho Aloe was providing an average of 74% of the Company's monthly requirement of leaves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for further information regarding the Company's relationship with Aloe & Herbs.

<u>Manufacturing</u>

Since 1995, the Company's manufacturing facility has been located in the Company's headquarters in Irving, Texas. The Company believes that this manufacturing facility has sufficient capacity to provide for the present line of products and to accommodate new products and sales growth. Final packaging of certain of the Company's wound care products is completed by outside vendors. The Company's calcium alginates, films, hydrocolloids, foam dressings, gel sheets, tablets, capsules, and freeze-dried products are being provided by third parties.

All of the Company's proprietary bulk pharmaceutical products and freeze-dried *Aloe vera* L. extracts are produced in its processing plant in Costa Rica. This facility has the ability to supply the bulk aloe raw materials requirements of the Company's current product lines and bulk material contracts for the foreseeable future. Certain liquid nutraceutical products which the Company provides to customers on a custom manufacturing basis are also produced at the Costa Rica facility. In addition, production of the Salicept® Patch has been transferred to the plant in Costa Rica to better meet anticipated market demands for the product for post-extraction wounds and aphthous ulcers.

On January 21, 2005, the Company's wholly-owned subsidiary in Costa Rica entered into a Manufacturing Agreement with Miradent Products of Costa Rica ("Miradent"). Under the terms of the agreement, the Company will manufacture proprietary dental products for Miradent for a period of five years. The Company recorded only marginal revenue in 2005 due to start-up production delays with the proprietary dental products. As of January 2006 the Company has entered normal production for two products.

Competition

DelSite and Research and Development. The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States and abroad are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than the Company. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than the Company to develop, refine, manufacture and market products which have application to the same indications as the Company is exploring. The Company understands that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market certain products that will compete with the Company's products, both in its present wound care market and in markets associated with products the Company currently has under development.

Medical Services Division and Consumer Services Division. The Company competes against many companies that sell products which are competitive with the Company's products, with many of its competitors using very aggressive marketing efforts. Many of the Company's competitors are substantially larger than the Company in terms of sales and distribution networks and have substantially greater financial and other resources. The Company's ability to compete against these companies will depend in part on the expansion of the marketing network for its products. The Company believes that the principal competitive factors in the marketing of its products are their quality, and that they are naturally based and competitively priced.

Governmental Regulation

The production and marketing of the Company's products, and the Company's research and development activities, are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drug devices for human use are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act, as amended (the "FFDC Act"), the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. For marketing outside the U.S., the Company is subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary widely from country to country.

Food and Drug Administration. The contents, labeling and advertising of many of the Company's products are regulated by the FDA. The Company is required to obtain FDA approval before it can study or market any proposed prescription drugs and may be required to obtain such approval for proposed nonprescription products. This procedure involves extensive clinical research, and separate FDA approvals are required at various stages of product development. The approval process requires, among other things, presentation of substantial evidence to the FDA, based on clinical studies, as to the safety and efficacy of the proposed product.

After approval, manufacturers must continue to expend time, money and effort in production and quality control to assure continual compliance with the current Good Manufacturing Practices regulations. Also, under the new program for harmonization between Europe and the United States, the Company is required to meet the requirements of the International Committee on Harmonization and the ISO 13485 regulations, for OTC drugs and medical devices, respectively. A company can, under certain circumstances after application, have a new drug approved under a process known as centralization rather than having to go through a country-by-country approval in the European Union.

Certain of the Company's wound and skin care products are registered with the FDA as medical devices pursuant to the regulations under Section 510(k) of the FFDC Act (known as Premarket Notification). A medical device is a product whose primary intended medical purpose, such as to cover a wound, is accomplished without a chemical or pharmacological action. A medical device which is substantially equivalent to an existing product will be reviewed by the FDA and if clearance to market is granted, then the device can be sold in the United States without additional developmental studies. A medical device which is not substantially equivalent is subject to an FDA approval process similar to that required for a new drug, beginning with an Investigational Device Exemption and culminating in a Premarket Approval. The Company has sought and obtained all its device approvals under Section 510(k). The Company currently markets eight (8) products which require a prescription as medical devices.

Other Regulatory Authorities. The Company's advertising and sales practices are subject to regulation by the Federal Trade Commission (the "FTC"), the FDA and state agencies. The Company's processing and manufacturing plants are subject to federal, state and foreign laws and to regulation by the Bureau of Alcohol, Tobacco and Firearms of the Department of the Treasury and by the Environmental Protection Agency (the "EPA"), as well as the FDA and USDA.

The Company believes that it is in substantial compliance with all applicable laws and regulations relating to its operations, but there is no assurance that such laws and regulations will not be changed. Any such change may have a material adverse effect on the Company's operations.

The manufacturing, processing, formulating, packaging, labeling and advertising of products of the Company's Consumer Services Division, are also subject to regulation by one or more federal agencies, including the FDA, the FTC, the USDA and the EPA. These activities are also regulated by various agencies of the states, localities and foreign countries to which the Company's products are distributed and in which the Company's products are sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements.

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") revised the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation created a new statutory class, entitled dietary supplement, which includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet. DSHEA grandfathered, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, requires evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe. The majority of the products marketed by the Consumer Services Division are classified as dietary supplements under DSHEA.

Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the "NLEA"), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only limited health claims for dietary supplements. However, among other things, DSHEA amended, for dietary supplements, the NLEA by providing that statements of nutritional support may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g., "promotes cardiovascular health").

Advertising and label claims for dietary supplements and conventional foods have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA regulations or FTC decisions will not restrict the permissible scope of such claims.

Governmental regulations in foreign countries where the Consumer Services Division plans to commence or expand sales may prevent or delay entry into the market, or prevent or delay the introduction of, or require the reformulation of, certain of the Consumer Services Division's products. Compliance with such foreign governmental regulations is generally the responsibility of the Consumer Services Division's distributors for those countries. These distributors are independent contractors over which the Consumer Services Division has limited control.

As a result of efforts to comply with applicable statutes and regulations, the Consumer Services Division has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. The Consumer Services Division cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

<u>Patents and Proprietary Rights</u>

As is industry practice, the Company has a policy of using patents, trademarks and trade secrets to protect the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating the Company's proprietary technology. The Company's policy is to protect aggressively its proprietary technology by seeking and enforcing patents in a worldwide program.

The Company has obtained patents or filed patent applications in the United States and approximately 26 other countries in three series regarding the compositions of acetylated mannan derivatives, the processes by which they are produced and the methods of their use. The first series of patent applications, relating to the compositions of acetylated mannan derivatives and certain basic processes of their production, was filed in a chain of U.S. patent applications and its counterparts in the other 26 countries. The first U.S. patent application in this first series, covering the composition claims of acetylated mannan derivatives, matured into U.S. Patent No. 4,735,935 (the "935 Patent"), which was issued on April 5, 1988, and expired on April 5, 2005. U.S. Patent No. 4,917,890 (the "890 Patent") was issued on April 17, 1990 from a divisional application to the 935 Patent. This divisional application pertains to most of the remaining claims in the original application not covered by the 935 Patent. The 890 Patent generally relates to the basic processes of producing acetylated mannan derivatives, to certain specific examples of such processes and to certain formulations of acetylated mannan derivatives. Two other divisional applications covering the remaining claims not covered by the 890 Patent matured into patents, the first on September 25, 1990, as U.S. Patent No. 4,959,214, and the second on October 30, 1990, as U.S. Patent No. 4,966,892. Foreign patents that are counterparts to the foregoing U.S. patents have been granted in some of the member states of the European Union and several other countries.

The second series of patent applications related to preferred processes for the production of acetylated mannan derivatives. One of them matured into U.S. Patent No. 4,851,224, which was issued on July 25, 1989. This patent is the subject of a Patent Cooperation Treaty application and national foreign applications in several countries. An additional U.S. patent based on the second series was issued on September 18, 1990, as U.S. Patent No. 4,957,907.

The third series of patent applications, relating to the uses of acetylated mannan derivatives, was filed subsequent to the second series. Three of them matured into U.S. Patent Nos. 5,106,616, issued on April 21, 1992; 5,118,673, issued on June 2, 1992, and 5,308,838, issued on May 3, 1994. The Company has filed a number of divisional applications to these patents, each dealing with specific uses of acetylated mannan derivatives. Patent Cooperation Treaty applications based on the parent U.S. applications have been filed designating a number of foreign countries.

The Company has obtained a patent in the United States relating to a therapeutic device made from freeze-dried complex carbohydrate hydrogel (U.S. Patent No. 5,409,703, issued on April 25, 1995). A Patent Cooperation Treaty application based on the parent U.S. application has been filed designating a number of foreign countries where the applications are pending.

The Company has obtained patents in the United States (U.S. Patent No. 5,760,102, issued on June 2, 1998) and Taiwan (Taiwan Patent No. 89390, issued on August 21, 1997) related to the uses of a denture adhesive and also a patent in the United States relating to methods for the prevention and treatment of infections in animals (U.S. Patent No. 5,703,060, issued on December 30, 1997).

The Company obtained a patent in the United States (U.S. Patent No. 5,902,796, issued on May 11, 1999) related to the process for obtaining bioactive material from *Aloe vera* L. Also obtained was a U.S. patent (U.S. Patent No. 5,925,357, issued on July 20, 1999) related to the process for a new *Aloe vera* L. product that maintains the complex carbohydrates with the addition of other substances normally provided by "Whole Leaf Aloe."

Additionally, the Company obtained a Japanese letters-patent (Patent No. 2888249, having a Patent Registration Date of February 19, 1999) for the use of acemannan (a) in a vaccine product; (b) in enhancing natural kill cell activity and in enhancing specific tumor cell lysis by white cells and/or antibodies; (c) in correcting malabsorption and mucosal cell maturation syndromes in man or animals; and (d) in reducing symptoms associated with multiple sclerosis.

The Company also received the grant of European Patent Application under No. 0611304, having the date of publication and mention of the grant of the patent of September 15, 1999. This European Letters Patent claims the use of acetylated mannan for the regulation of blood cholesterol levels and for the removal of plaque in blood vessels. A patent was also issued in South Korea and Canada.

In addition, the Company obtained an Australian Patent (Patent No. 718631, having an Accepted Journal Date of April 20, 2000) and a South Korean Patent (No. 463469), issued December 16, 2004 on Uses of Denture Adhesive Containing Aloe Extract. On June 20, 2000, Singapore granted the Company a patent on Bioactive Factors of Aloe Vera Plants (P-No. 51748) and on February 6, 2004, under Patent No. 419354, South Korea issued a patent for the same.

The Company obtained on September 25, 2002, a European Patent (Patent No. 0884994) which was validated in Great Britain, Germany (No. 69715827.6), France, Italy and Portugal associated with the uses of denture adhesive containing *Aloe vera* L. extract.

In addition, the Company was issued on August 13, 2002, a Canadian Patent (No. 2,122,604) associated with the process for preparation of aloe products.

The Company also obtained on June 24, 2002, a Korean Patent (No. 343293) and on June 5, 2002, European Patent (No. 0705113) which was validated in Great Britain, France, Germany (No. 69430746.7-08), Italy and Austria associated with dried hydrogel from hydrophilic hygroscopic polymer.

The Company also obtained, on May 28, 2003, a European Patent (No. 966294), which was validated in Great Britain, France, Italy, Sweden, and Germany (No. 69815071.6) associated with the bifurcated method to process aloe whole leaf.

Also, the Company was issued, on July 23, 2003 a European Patent (No. 965346), which was validated in France, Great Britain, Italy, and Germany (No. 69133298.3), associated with uses of acetylated mannan derivatives in treating chronic respiratory disease.

The Company has received several patents related to the drug delivery technology that is the foundation for its subsidiary DelSite Biotechnologies, Inc. The first patent obtained was in the United States (U.S. Patent No. 5,929,051, issued on July 27, 1999) related to the composition and process for a new complex carbohydrate (pectin) isolated from *Aloe vera* L.

The Company received the grant of two U.S. patents (Patent No. 6,274,548 issued August 14, 2001, and Patent No. 6,313,103 issued November 6, 2001) associated with the use of pectins for purification, stabilization and delivery of certain growth factors. The Company also received, on August 17, 2004, a U.S. patent (No. 6,777,000) relating to the use of pectin "in-situ" gelling formulations for the delivery and sustained release of physiologically active agents such as drugs and vaccines. Also, the Company was issued, on September 28, 2005, a European Patent (No. EP 1 086 141) relating to aloe pectins, process of isolation and their use. On December 21, 2005, the Company was issued EP Patent No. 1 607 407 that relates to compositions and delivery of bioactive substances. Other U.S. PCT applications on aloe pectin and its drug delivery applications are pending. A U.S. patent application on growth factor and protease enzyme is also pending.

The Company has filed and intends to file patent applications with respect to subsequent developments and improvements when it believes such protection is in the best interest of the Company. The scope of protection which ultimately may be afforded by the patents and patent applications of the Company is difficult to quantify. There can be no assurance that (i) any additional patents will be issued to the Company in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Company's patent protection or such challenges will not be successful, (iii) processes or products of the Company do not or will not infringe upon the patents of third parties or (iv) the scope of patents issued to the Company will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect the Company's efforts to develop, manufacture or market its products.

The Company also relies upon, and intends to continue to rely upon, trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. The Company typically enters into confidentiality agreements with its scientific consultants, and the Company's key employees have entered into agreements with the Company requiring that they forbear from disclosing confidential information of the Company and assign to the Company all rights in any inventions made while in the Company's employ relating to the Company's activities.

The technology applicable to the Company's products is developing rapidly. A substantial number of patents have been issued to other biopharmaceutical companies. In addition, competitors have filed applications for, or have been issued, patents and may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company. To the Company's knowledge, acetylated mannan derivatives do not infringe any valid, enforceable U.S. patents. A number of patents have been issued to others with respect to various extracts of the *Aloe vera* L. plant and their uses and formulations, particularly in respect to skin care and cosmetic uses. While the Company is not aware of any existing patents which conflict with its current and planned business activities, there can be no assurance that holders of such other *Aloe vera* L.-based patents will not claim that particular formulations and uses of acetylated mannan derivatives in combination with other ingredients or compounds infringe, in some respect, on these other patents. In addition, others may have filed patent applications and may have been issued patents relating to products and technologies potentially useful to the Company or necessary to commercialize its products or achieve their business goals. There is no assurance that the Company will be able to obtain licenses of such patents on acceptable terms.

On December 15, 2004, DelSite filed an Opposition proceeding in the European Patent Office against EP Patent EP 0 975 367. This EP patent was granted March 31, 2004 and assigned to West Pharmaceutical Services Drug Delivery & Clinical Research Centre Limited ("West"). A similar U.S. Patent No. 6,432,440 issued to West on August 13, 2002, and similar West patents have been granted or applications are pending in several non-European countries, such as Australia, Japan, New Zealand, and South Africa. The aforementioned patents have now been assigned to Archimedes Pharma.

The claims of the Archimedes patents are directed to aqueous liquid compositions for delivering drugs which contain therapeutic agents and pectins and can form therapeutic agent-containing gels when applied to mucosal surfaces. The Archimedes patents also claim methods of using and manufacturing the liquid pharmaceutical compositions, and the pharmaceutical gel compositions formed by "in-situ" gellation processes.

DelSite also desires to clear a legal path so that potential DelSite products can be sold for administration in liquid form in the future. The objective of the DelSite opposition to the Archimedes EP patent is to force legal revocation of the Archimedes patent in Europe, or a significant narrowing of the Archimedes claims, by legally demonstrating that, in view of prior art not considered by the patent examiners, the current claims of the EP patent should not have been granted and/or are invalid. Completion of the EP opposition proceedings is anticipated to take as long as three to six years.

The Company has given the trade name Carrasyn® to certain of its products containing acetylated mannans. The Company has filed a selected series of domestic and foreign trademark applications for the marks Manapol® powder, Carrisyn®, Carrasyn® and CarraGauze®. Further, the Company has registered the trademark AVMP™ Powder and the trade name Carrington® in the United States. In 1999, the Company obtained four additional registered trademarks in Brazil.

In June 2000 the Company obtained registration in the United States of its mark AloeCeuticals® for its skin care and nutritional supplement products.

In September 2002 the Company obtained registration in the United States of its mark CaraKlenz® for its proprietary wound cleanser product with that name.

In November 2003 the Company obtained registration in the United States of its mark "DelSite and design™" for its research and development of dry stabilization and delivery systems for customers in the field of pharmaceuticals and diagnostic reagents.

In August 2004 the Company obtained registrations in Japan and in November 2004, South Korea of its mark GelVac™.

In September 2004 the Company obtained registrations in the United States of its marks GelSite® and Salicept®.

In October 2004, the Company acquired a U.S. registration for the mark Orapatch™ as well as a Canadian application from the same mark.

In addition, applications for the registration of the marks GelVac™ and, Brace-Eez™, and OraPatch™ are pending in the United States. In June 2005, the Company obtained registration in Europe of its marks GelVac™ and Salicept®.

Employees

As of February 28, 2006, the Company employed 263 persons, of whom 54 were engaged in the operation and maintenance of its Irving, Texas processing plant, 147 were employed at the Company's facility in Costa Rica and the remainder were executive, research, quality assurance, manufacturing, administrative, sales, and clerical personnel. Of the total number of employees, 114 were located in the U.S., 147 in Costa Rica, one in Puerto Rico and one in Europe. The Company considers relations with its employees to be good. The employees are not represented by a labor union.

Available Information

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports, and amendments to these reports, that the Company files with or furnishes to the Securities and Exchange Commission ("SEC") are available free of charge at the Company's website www.carringtonlabs.com, as soon as reasonably practicable, after the Company electronically files such reports with, or furnishes such reports to, the SEC. The posting of these reports on the Company's website does not constitute incorporation by reference of the other information contained on the website, and such other information on the Company's website should not be considered part of such reports unless the Company expressly incorporates such other information by reference. The Company will also furnish copies of such reports free of charge upon written request to the Company's Investor Relations Department.

Additionally, the Company's corporate governance code of business conduct and ethics and the charters of the Company's Board Committees, including the Audit, Board Governance and Nominating, Compensation and Stock Option and Executive Committees, are available on the Company's website. The Company will also furnish copies of such information free of charge upon written request to the Company's Investor Relations department. Individuals can contact the Company's Investor Relations Department at:

Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, TX 75038, Attention: Maria Mitchell.

ITEM 1A. RISK FACTORS.

You should carefully consider the following risk factors, in addition to those discussed elsewhere in this Form 10-K, in evaluating our company and our business.

Risks Related to Our Business

We may not achieve or sustain profitability.

We incurred a net loss for the year ended December 31, 2005 of $5,336,000. We reported nominal net income of approximately $36,000 for the year ended December 31, 2004. We incurred a net loss in the year ended December 31, 2003 of $1,506,000.

We rely heavily on outside sources of funds to maintain our liquidity. Our prospects for achieving profitability will depend primarily on how successful we are in executing our business plan to:

- increase revenues by offering innovative new products, growing existing product lines and continuing to offer exceptional customer service;

- increase profitability by continuing to improve operational efficiency, working capital management and modernization of equipment;

- enlarge and diversify our customer base to reduce dependence on a limited number of significant customers;

- develop and market our proprietary GelSite® technology;

- enter into strategic partnerships and collaboration arrangements related to our GelSite® drug delivery programs and product candidates; and

- continue to develop our preclinical product candidates and advance them to the point where they are available for strategic partnerships and collaboration arrangements.

If we are not successful in executing our business plan, we may not achieve or sustain profitability.

We are dependent on a limited number of customers.

Three large customers account for most of our revenue. For the year ended December 31, 2005, sales to those three customers accounted for approximately 26.6%, 6.6% and 26.6%, respectively, of our total revenue. For the year ended December 31, 2004, sales to those three customers accounted for approximately 44.8%, 1.9% and 22.6%, respectively, of our total revenue. For the year ended December 31, 2003, Natural Alternatives, Mannatech and Medline accounted for 35.6%, 3.4% and 25.9% of our total revenue. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account, alone or in the aggregate, for a high percentage of our net revenues. Dependence on a limited number of customers exposes us to the risk that order reductions from any one customer may have a material adverse effect on our financial position and results of operations. For instance, in 2005, combined sales to Natural Alternatives and Mannatech decreased approximately $5.1 million, or 35.5%, from their 2004 levels. Presently, we are uncertain as to the future levels of sales, if any, to these two customers. A further significant decrease in orders from these two customers would have a material adverse impact on our revenues and net income, as well as our ability to fund our continuing operations from cash flow.

We may be subject to product liability exposure.

We have recently been (See Item 3. Legal Proceedings regarding voluntary product recall discussions), and could in the future be, subject to product liability claims in connection with the use of products that we and our licensees are currently manufacturing, testing or selling or that we and any licensees may manufacture, test or sell in the future. We may not have sufficient resources to satisfy any liability resulting from these claims or would be able to have its customers indemnify or insure us against such claims. We currently carry product liability insurance in the amount of $10,000,000, but that coverage may not be adequate in terms and scope to protect us against material adverse effects in the event of a successful product liability claim.

We will need significant additional funds for future research and development.

Our research and development expenses for the years ended December 31, 2005, 2004, 2003 were $5,796,000, $4,737,000, and $3,660,000, respectively. Given our current level of cash reserves and rate of revenue generation, we may not be able to fully advance the development of our products unless we raise additional cash through financing from the sale of our securities and/or through additional partnering agreements or research grants, none of which may be available on terms acceptable to us or at all.

We will need significant funding to pursue our overall product development plans. In general, our products under development will require significant, time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. The research and development activities we conduct may not be successful; our products under development may not prove to be safe and effective; our clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

The terms of our credit facility restrict our operational flexibility.

Our credit facility contains covenants that restrict, among other things, our ability to borrow money, make particular types of investments, including investments in our subsidiaries, or other restricted payments, swap or sell assets, merge or consolidate, or make acquisitions. Default under our credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our assets to secure the debt under our credit facility. If the lenders declare amounts outstanding under the credit facility to be due, the lenders could proceed against those assets. Any event of default, therefore, could have a material adverse effect on our business if the creditors determine to exercise their rights and could cause us to be unable to repay all or a substantial portion of our then outstanding indebtedness. Our credit facility also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control. On three occasions in the past two years, and currently, we have been required to seek and obtain waivers for failure to satisfy certain financial ratios under our credit facility. We may also incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility, restrict our ability to pay dividends on our common stock or subject us to other events of default. Any such restrictive covenants in any future debt obligations we incur could limit our ability to fund our businesses with equity investments or intercompany advances, which would impede our ability to operate or expand our business.

From time to time we may require consents or waivers from our lenders to permit actions that are prohibited by our credit facility. If, in the future, our lenders refuse to provide waivers of our credit facility's restrictive covenants and/or financial ratios, then we may be in default under our credit facility, and may be prohibited from making payments on our then outstanding indebtedness.

We may be unable to generate the cash flow to service our debt obligations.

Our business may not generate sufficient cash flow, and we may be unable to borrow funds under our credit facility in an amount sufficient to enable us to service our indebtedness or to make anticipated capital expenditures. Our ability to meet our expenses and debt obligations, to refinance our debt obligations and to fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. We may not be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all.

We are subject to extensive governmental laws and regulations that may adversely affect the cost, manner or feasibility of doing business.

We are subject to regulation by numerous governmental authorities in the United States and other countries. The commercialization of certain of our proposed products will require approvals from the FDA, and comparable regulatory agencies in most foreign countries. To obtain such approvals, the safety and efficacy of the products must be demonstrated through extensive preclinical testing and human clinical trials. The safety or efficacy of a product, to the extent demonstrated in preclinical testing, may not be pertinent to the development of, or indicative of the safety or efficacy of, a product for the human market. In addition, the results of clinical trials of a product may not be consistent with results obtained in preclinical tests. Furthermore, there is no assurance that any product will be shown to be safe and effective or that regulatory approval for any product will be obtained on a timely basis, if at all.

Certain of our proposed products will require governmental approval or licensing prior to commercial use. Our research, development, preclinical and clinical trial activities, as well as the manufacture and marketing of any products that we may successfully develop, are subject to an extensive regulatory approval process by the FDA and other regulatory agencies abroad. The process of obtaining required regulatory approvals for some of our products is lengthy, expensive and uncertain, and any regulatory approvals may contain limitations on the indicated usage of a product, distribution restrictions or may be conditioned on burdensome post-approval study or other requirements, including the requirement that we institute and follow a special risk management plan to monitor and manage potential safety issues, all of which may eliminate or reduce the product's market potential. Post-market evaluation of a product could result in marketing restrictions or withdrawal from the market.

The results of preclinical and Phase 1 and Phase 2 clinical studies are not necessarily indicative of whether a product will demonstrate safety and efficacy in larger patient populations, as evaluated in Phase 3 clinical trials. Additional adverse events that could impact commercial success, or even continued regulatory approval, might emerge with more extensive post-approval patient use. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our or our licensees' products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay or preclude us and any of our licensees from marketing our products, or could limit the commercial use of the products, and thereby have a material adverse effect on our liquidity and financial condition.

We operate in a highly competitive industry, and our failure to remain competitive with our competitors, many of which have greater resources than we do, could adversely affect our results of operations.

The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States and abroad are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than we have. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than we to develop, refine, manufacture and market products which have application to the same indications as we are exploring. We understand that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market, certain products that will compete in markets associated with products we currently have under development. We compete against many companies that sell products which are competitive with our products, with many of our competitors using very aggressive marketing efforts. Many of our competitors are substantially larger than we are in terms of sales and distribution networks and have substantially greater financial and other resources. Our ability to compete against these companies will depend in part on the expansion of the marketing network for our products.

The breadth, validity and enforceability of patents we have obtained cannot be predicted.

We attempt to protect our proprietary rights by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of the our business. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth, validity and enforceability of claims allowed in patents we have obtained cannot be predicted.

Our pending applications or patent applications in preparation may or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected. Also, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the U.S.

We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection in the event of unauthorized use or disclosure of confidential or proprietary information, and, in addition, the parties may breach such agreements or our agreements may be deemed unenforceable. Our trade secrets may otherwise become known to, or be independently developed by, our competitors.

We are dependent on key personnel and the loss of any of these individuals could have a material adverse effect on our operations.

Our success depends in large part upon our ability to attract and retain highly qualified scientific, manufacturing, marketing and management personnel. We believe that we employ highly qualified personnel in all these areas. However, we face competition for such personnel from other companies, academic institutions, government entities and other organizations. We may not be successful in hiring or retaining the requisite personnel.

Risks Related to Our Common Stock

We may be unable to maintain our listing on the Nasdaq National Market.

Our common stock currently is listed for trading on the Nasdaq National Market. If we are unable to continue to meet Nasdaq's original listing standards, our common stock could be delisted from the Nasdaq National Market. If our common stock is delisted, we would likely seek to list our common stock on the Nasdaq SmallCap Market, the American Stock Exchange, or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity for our common stock. If our common stock is not listed on the Nasdaq SmallCap Market or an exchange, trading of our common stock will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from the Nasdaq National Market and failure to obtain listing on such other market or exchange could subject our securities to so-called "penny stock rules" that impose additional sales practice and market-making requirements on broker-dealers that sell or make a market in such securities. Consequently, removal from the Nasdaq National Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market.

The market price for our common stock may be volatile, and many factors could cause the market price of our common stock to fall.

Many factors could cause the market price of our common stock to rise and fall, including the following:

- variations in our quarterly results;
- announcements of technological innovations by us or by our competitors;

- introductions of new products or new pricing policies by us or by our competitors;
- acquisitions or strategic alliances by us or by our competitors;
- recruitment or departure of key personnel;
- the gain or loss of significant orders;
- the gain or loss of significant customers;
- changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and
- market conditions in our industry, the industries of our customers, and the economy as a whole.

Since our initial public offering in 1983, the market price of our common stock has fluctuated over a wide range, and it is likely that the price of our common stock will fluctuate in the future. Announcements of a positive or negative nature regarding technical innovations, new commercial products, regulatory approvals, patent or proprietary rights or other developments concerning us or our competitors could have a significant impact on the market price of our common stock.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock, which could have an adverse effect on our stock price.

Future sales of shares of our common stock by existing shareholders, or by shareholders who receive shares of our common stock through the exercise of options or warrants, the conversion of preferred stock or otherwise, could have an adverse effect on the price of our common stock. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

We do not pay cash dividends.

We have not paid any cash dividends on our common stock since our initial public offering in 1983 and do not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to apply any earnings to the expansion and development of our business.

Certain provisions of Texas law, our restated articles of incorporation and our bylaws could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing shareholders.

Our restated articles of incorporation and the Texas Business Corporation Act contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of shareholders. These include provisions limiting the shareholders' powers to remove directors or take action by written consent instead of at a shareholders' meeting. Our restated articles of incorporation also authorizes our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Our bylaws also include provisions that divide our directors into three classes that are elected for staggered three-year terms and that establish advance notice procedures with respect to submissions by shareholders of proposals to be acted on at shareholder meetings and of nominations of candidates for election as directors. Texas law also imposes conditions on certain business combination transactions with "interested shareholders."

We have also adopted a shareholder rights plan intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company.

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The Company believes that all its farming property, manufacturing and laboratory facilities, as described below, and material farm, manufacturing and laboratory equipment are in satisfactory condition and are adequate for the purposes for which they are used, except that the farm is not adequate to supply all of the Company's needs for *Aloe vera* L. leaves. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information regarding the Company's arrangements to purchase *Aloe vera* L. leaves.)

Walnut Hill Facility. The Company's corporate headquarters and principal U.S. manufacturing facility occupy all of the 42,733 square foot office and manufacturing building (the "Walnut Hill Facility"), which is situated on an approximate 6.6-acre tract of land located in the Las Colinas area of Irving, Texas. The Company completed a sale of this property in December 2005 for $4,800,000 to private investors and simultaneously entered into a lease of the land and the building for a fifteen-year term. The manufacturing operations occupy approximately 17,279 square feet of the facility, administrative offices occupy approximately 17,204 square feet and with an additional 8,250 square foot undeveloped.

Laboratory and Warehouse Facility. In June 2001, the Company leased a 51,200 square foot building in close proximity to the Walnut Hill facility for a ten-year term to house its Research and Development, Quality Assurance and Quality Control Departments. Laboratories and offices for DelSite are also located in this facility. In addition, the Company utilizes a portion of the building as warehouse space. The Company relocated those functions to this facility in the third quarter of 2001. During 2004, the Company completed a 3,000 square feet expansion of the DelSite facilities at this location.

Warehouse and Distribution Facility. In February 2003, the Company leased a 58,130 square foot building for a term of five years for additional warehouse space. In addition, the Company relocated its distribution operations to this new facility.

Texas A & M University Research Park Facility. In July 2004, DelSite leased 5,773 square feet of new laboratory and office space in the Texas A&M University Research Park in College Station, Texas for a term of 24 months. DelSite will use this facility primarily for vaccine delivery research and development.

Costa Rica Facility. The Company owns approximately 410 acres of land in the Guanacaste province of northwest Costa Rica. This land is being used for the farming of *Aloe vera* L. plants and as the site for a 30,700 square foot processing plant to produce bulk pharmaceutical and injectable mannans and freeze-dried extracts from *Aloe vera* L. used in the Company's operations. The processing plant became operational in 1993. The Company also produces liquid nutraceutical products and proprietary dental products at this facility.

ITEM 3. LEGAL PROCEEDINGS.

On June 22, 2001, a lawsuit styled Swiss-American Products, Inc. v. G. Scott Vogel and Carrington Laboratories Inc., Cause No. 01-5163-A, was filed in the 193rd Judicial District Court of Dallas County, Texas.

On June 25, 2001, the Company was served with this lawsuit, an Ex Parte Temporary Restraining Order, and an Order Appointing Independent Third Party Expert Pursuant to Temporary Restraining Order. The suit alleged, among other things, that Mr. Vogel (the Company's former Vice President, Operations) improperly obtained proprietary information of Swiss-American Products, Inc. ("Plaintiff") from a former employer that manufactured products under contract for Plaintiff, and used that information on behalf of the Company, in breach of certain common law duties and a confidentiality agreement between his former employer and Plaintiff. The suit further alleged that Mr. Vogel and the Company ("Defendants") conspired to unlawfully disclose, convert and misappropriate Plaintiff's trade secrets.

The suit sought permanent injunctive relief, including a permanent injunction prohibiting Defendants from disclosing or using to Plaintiff's disadvantage any confidential proprietary information belonging to Plaintiff which Mr. Vogel allegedly obtained from his former employer, or from developing or marketing products based on Plaintiff's formulas or other information allegedly taken from Mr. Vogel's former employer. The suit also sought to recover damages in an unspecified amount from Defendants.

Following a hearing on July 30, 2001, the trial court entered an order setting the case for trial on July 30, 2002 and granted a temporary injunction that prohibited Defendants from (i) disclosing or using any of Plaintiff's confidential, proprietary or trade secret information; (ii) developing or marketing a wound cleanser product that is the same or substantially the same as reflected in a formula that was at issue in the lawsuit (although this prohibition expressly did not apply to products actively manufactured and sold by the Company before January 1, 2001 using the exact same formula then in effect); and (iii) destroying, concealing, altering, removing or disposing of any documents, files, computer data or other things relating to Plaintiff or Mr. Vogel's former employer, or containing or referring to trade secrets or confidential or proprietary information of Plaintiff or Mr. Vogel's former employer.

A trial was held on October 7, 2003. Three days into the proceeding a mistrial was declared due to juror misconduct. The trial judge subsequently ordered the two parties to mediate the suit and such mediation was held on May 17, 2004. Despite the efforts of the mediator, the parties were unable to reach a settlement. Although a trial date had been set for June 1, 2004, the court later moved the trial start date to September 21, 2004.

Due to the Court's striking of the economic damage model provided by the Plaintiff's expert witness, a motion for continuance was filed and accepted by the Court, with the trial start date subsequently moved to June 21, 2005.

On June 20, 2005, the court postponed the trial, ordered additional discovery and set a new trial date for January 31, 2006.

A hearing was held on October 10, 2005 on the matter of the Plaintiff damage model. The court did not rule on the motion before it but instead ordered additional discovery.

On December 20, 2005 the Company entered into a settlement agreement with Swiss-American Products, Inc., to resolve all claims related to the lawsuit. The settlement agreement provides for, among other things: (i) a cash payment to Swiss-American of $400,000, (ii) the issuance of a promissory note in favor of Swiss-American with an original principal balance of $400,000; and (iii) the issuance to Swiss-American of a Series C Common Stock Purchase Warrant (the "Series C Warrant") to purchase a total of 200,000 shares of the Company's common stock, with an exercise price per share equal to $5.00 and which expires, subject to certain acceleration events relating to the closing stock price, on November 18, 2009. The note bears interest at the rate of 6.0% per annum, payable quarterly in arrears, and all outstanding principal is due and payable in full, subject to certain mandatory prepayments discussed below, on December 20, 2009. The note requires mandatory prepayment of all principal and interest in the event that the holder of such note exercises its Series C Warrant in full. The note is subordinate to the Company's indebtedness to Comerica Bank and certain other indebtedness.

On August 26, 2005, the Company issued a voluntary recall of Medline-labeled alcohol-free mouthwash. As a result of this recall, Medline initiated a voluntary recall of Personal Hygiene Admission kits containing the same alcohol-free mouthwash. The mouthwash, which passed industry standard testing at the time of release, was recalled due to the possibility that it may contain Burkholderia cepacia. The Company continues to coordinate with the FDA and the Texas Department of Health in its recall efforts and in the investigation of this matter.

On January 11, 2006, a lawsuit was filed in Circuit Court of Etowah County, Alabama styled as Sonya Branch and Eric Branch vs. Carrington Laboratories, Inc., Medline Industries, Inc., and Gadsden Regional Medical Center. Plaintiffs have alleged they were damaged by the mouthwash product. The amounts of damages have not been specified. The Company has $10,000,000 of product liability insurance. The Company and its insurance carrier intend to vigorously defend against these claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company did not submit any matter to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report.

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PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Common Stock of the Company is traded on the NASDAQ National Market under the symbol "CARN." The following table sets forth the high and low sales prices per share of the Common Stock for each of the periods indicated.

Fiscal 2005	High	Low
First Quarter	$7.40	$4.84
Second Quarter	5.39	3.12
Third Quarter	5.65	3.10
Fourth Quarter	5.74	3.31

Fiscal 2004	High	Low
First Quarter	$5.48	$3.72
Second Quarter	5.41	3.52
Third Quarter	4.55	3.02
Fourth Quarter	6.90	3.73

At March 20, 2006, there were 872 holders of record (including brokerage firms) of Common Stock and the closing price of the Company's Common Stock was $7.18.

The Company has not paid any cash dividends on the Common Stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of oustanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,814,081	$3.39	403,627
Equity compensation plans not approved by security holders	0	0	0
Total	1,814,081	$3.39	403,627

ITEM 6. SELECTED FINANCIAL DATA.

The selected consolidated financial data below should be read in conjunction with the consolidated financial statements of the Company and notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial information for the five years ended December 31, 2005, is derived from the consolidated financial statements of the Company, of which the Statements for the years ended December 31, 2001 and 2002, have been audited by Ernst & Young LLP, and for the years ended December 31, 2003, 2004 and 2005 have been audited by Grant Thornton LLP.

(Dollars and numbers of shares in thousands except per share amounts)	Years ended December 31, 2005	2004	2003	2002	2001
OPERATIONS STATEMENT INFORMATION:					
Revenues:					
Net product sales	$24,038	$27,584	$26,636	$15,571	$15,115
Royalty income	2,299	2,470	2,467	2,470	2,479
Grant income	1,624	767	–	–	–
Total revenues	27,961	30,821	29,103	18,041	17,594
Costs and expenses:					
Cost of product sales	18,581	18,250	18,806	11,739	9,803
Selling, general and administrative	8,731	7,560	8,017	6,040	5,016
Research and development	822	911	899	1,701	2,442
Research and development, DelSite	4,974	3,826	2,761	1,879	–
Other expense (income), net	(131)	(92)	(123)	19	(13)
Interest expense (income), net	301	205	249	41	(32)
Income (loss) before income taxes	(5,317)	161	(1,506)	(3,378)	378
Provision for income taxes	19	125	–	–	–
Net income (loss)	$ (5,336)	$ 36	$ (1,506)	$ (3,378)	$ 378
Net income (loss) per common share – basic and diluted(1)	$ (0.50)	$ 0.00	$ (0.15)	$ (0.34)	$ 0.04
BALANCE SHEET INFORMATION (as of December 31):					
Working capital	$ 6,975	$ 2,244	$ 3,019	$ 3,989	$ 6,315
Total assets	21,989	23,017	22,784	22,159	21,217
Total long-term debt and capital lease obligations, net of debt discount	3,418	1,324	1,953	1,517	–
Total shareholders' equity	11,508	13,371	12,619	13,689	16,929

(1) For a description of the calculation of basic and diluted net income (loss) per share, see Note Twelve to the consolidated financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Company Overview

The Company is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company is comprised of three business segments. The Company generates revenues through the sales of prescription and non-prescription medical products through its Medical Services Division. It also generates revenues through the sales of consumer and bulk raw material nutritional products and sales of specialized product development and manufacturing services to customers in the cosmetic and nutraceutical markets through its Consumer Services Division. In addition, the Company generates revenues from research grant awards through its DelSite subsidiary that is engaged in the research, development and marketing of the Company's proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients.

Products sold through the Medical Services Division include hydrogels, wound cleansers, hydrocolloids, advanced wound covering products, incontinence-care products and two lines of condition-specific products. Many products sold through this division contain the Company's proprietary, medical-grade raw material, Acemannan Hydrogel™. The Company regularly engages in development projects to create line extensions and other new products for this category. Products sold through the Consumer Services Division include Manapol® and other proprietary and non-proprietary raw materials sold to nutraceutical and cosmetic customers; nutritional products sold under the AloeCeuticals® brand; skin care products sold under the Snow or Sun™ brand and private-labeled products manufactured to customer specifications, including powders, creams, liquids, gels, lotions, drinks, tablets and capsules for various customers.

Prior to 1996, the Company generated most of its revenues from product sales in its Medical Services Division. In 1996, the Company launched its line of raw materials, including Manapol® powder, through its Consumer Services Division. In 2001, the Company created its specialty manufacturing group to provide services to cosmetic and nutraceutical markets, and in December 2002, the Company acquired the assets of the custom division of CBI, resulting in increased revenues for the Consumer Services Division.

In 2005 approximately 38% of the Company's revenues were generated through product sales, services and royalties in its Medical Services Division, 56% through sales of products and services in its Consumer Services Division and 6% through U.S. Federal grant income in its DelSite research and development subsidiary.

Sales to Natural Alternatives, Mannatech and Medline accounted for 26.6%, 6.6% and 26.6%, respectively, of the Company's total revenue in 2005. Further, in 2005 combined sales to Natural Alternatives and Mannatech decreased approximately $5.1 million, or 35.5%, from their 2004 levels. The Company's supply agreement with Natural Alternatives and Mannatech expired in November 2005 and was not renewed. Since that time, the consistency in size and timing of orders from these customers has decreased materially. As a result of the purchase order nature of these sales, the Company is presently uncertain as to the future levels of sales, if any, to these two customers.

Revenues

	2005	2004	Year-over-Year Growth ($)	Year-over-Year Growth (%)
Net product sales	$24,038	$27,584	$(3,546)	(12.9%)
Royalty income	2,299	2,470	(171)	(6.9%)
Grant income	1,624	767	857	111.7%
Total revenues	$27,961	$30,821	$(2,860)	(9.3%)

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Grant Awards

In March 2004 DelSite received an SBIR grant award of up to $888,000 over a two-year period. The grant has funded additional development of GelVac™, DelSite's intranasal vaccine delivery platform technology. In January 2006, DelSite applied for and received a six-month extension of time to complete the approved work under this grant. In October 2004 DelSite received notification of a $6 million grant over a three-year period from the National Institute of Allergy and Infectious Diseases. The $6 million grant is funding the development of an inactivated influenza nasal powder vaccine against the H5N1 strain, commonly known as bird flu, utilizing the Company's proprietary GelVac™ delivery system. The grant was awarded under a biodefense and SARS product development initiative and is funding a three-year preclinical program.

The Company's costs and expenses generally fall into five broad categories: cost of product sales; sales and distribution expenses in support of product sales; general and administrative expenses; product support and DelSite research and development expenses. In recent years, the Company has shifted a greater percentage of its overall research and development expenses to its DelSite subsidiary. General and administrative expenses represent corporate infrastructure costs, such as accounting, human resources and information systems, and executive management expenses. In addition to its operating expenses, the Company also incurs interest expense arising from the debt portion of its capital structure.

Costs and Expenses

	2005	2004	Year-over-Year Growth ($)	Year-over-Year Growth (%)
Cost of product sales	$18,581	$18,250	$ 330	1.8%
Selling, general and administrative	8,731	7,560	1,171	15.5%
Research and development	822	911	(89)	(9.8%)
Research and development, DelSite	4,974	3,826	1,148	30.0%
Other expenses (income)	(131)	(92)	(39)	(42.4%)
Interest expense (income), net	301	205	96	46.8%

Financing Transactions

On November 18, 2005, the Company sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. The notes have a term of four years and mature on November 18, 2009. Interest on the notes is payable quarterly in arrears. In connection with the sale of the notes, the purchasers of the notes received (i) Series A Common Stock Purchase Warrants ("Series A Warrants") to purchase an aggregate of 2,500,000 shares of the Company's common stock, par value $.01 per share, and (ii) Series B Common Stock Purchase Warrants ("Series B Warrants") to purchase an aggregate of 2,500,000 shares of the Company's common stock. The 5,000,000 warrants have a fair value of $4.8 million and an allocated value of $2.7 million based on their relative fair value with the associated debt, which was recorded as a debt discount. In addition, the placement agent involved in the offering of the notes and warrants received a Series A Warrant to purchase 200,000 shares of the Company's common stock. All of the Series A Warrants have an exercise price of $5.00 per share, are immediately exercisable and expire, subject to certain acceleration events relating to the closing stock price, on November 18, 2009. All of the Series B Warrants have an exercise price of $10.00 per share, are immediately exercisable and expire on November 18, 2009. As of December 31, 2005, there was $5,000,000 outstanding on the notes with an associated debt discount of $2,691,000 for a net balance of $2,309,000. Additionally, the Company incurred $674,000 of debt issue costs related to this financing arrangement, which will be amortized over the term of the debt. As a result of the debt discount associated with the value of the warrants the effective interest rate on this transaction was 30%.

On December 23, 2005, the Company completed a sale and leaseback transaction involving its corporate headquarters and manufacturing operations located in Irving, Texas to the Busby Family Trust and the

Juice Trust, both of which are assignees of the original purchaser, none of which are related to the Company. The building and land were sold for a total sale price of $4.8 million. Net proceeds from the transaction amounted to $4.1 million, after deducting transaction-related costs and retiring the mortgage note related to the property. Simultaneously, the Company agreed to lease the land and building from the purchaser for a period of 15 years, subject to two five-year renewal options. The rental payment for the first five years of the lease term is $470,000 per year and increases by 10.4% for each of the next two five-year increments. Rent for the renewal terms under this lease agreement will be the greater of 95% of the then current market rent or the rent for the last year prior to renewal. The Company has provided the lessor a $100,000 letter of credit which is used as security on the lease. The Company has accounted for this lease as an operating lease.

Cash Flow

	2005	2004	Year-over-Year Growth ($)	Year-over-Year Growth (%)
Net cash provided by (used in) operating activities	$(3,430)	$2,412	$(5,842)	(242.2%)
Net cash provided by (used in) investing activities	4,006	(2,172)	6,178	284.4%
Net cash provided by financing activities	3,256	270	2,986	1,105.9%

The decrease in net cash provided by operating activities was primarily related to the $5.3 million net loss for the year as compared to net income of $36,000 in 2004 and a decrease in deferred revenue of $1.1 million as compared to an increase of $553,000 in 2004. The deferred revenue increase in 2004 was due to the receipt of $1.2 million of additional royalty payments from Medline. The increase in cash provided by investing activities resulted from the disposal of the assets in the sale/leaseback transaction with a book value of $4.6 million, which was partially offset by investment in facilities and equipment during 2005 of $610,000. In 2004 the Company invested $2.2 million in capital improvements. The increase in net cash provided by financing activities reflects the sale of the $5.0 million 6% subordinated notes partially offset by principal payments on debt and capital lease obligations of $1.5 million and a cash payment for debt issue costs of $426,000.

The Company utilizes the cash flow generated from its manufacturing and sales operations and borrowings to fund additional capital projects in support of manufacturing operations and to fund the research activities of its wholly-owned subsidiary, DelSite. DelSite, which was incorporated in 2001, operates separately from the Company's product-support research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients. DelSite's business plan is to develop its data in support of it technologies and then partner with biotechnology and pharmaceutical companies to provide novel delivery solutions for their drugs and vaccines.

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Key Performance Indicators

The following table illustrates the key performance indicators that the Company uses to measure the performance and manage the business.

	FISCAL YEARS ENDED	
	2005	2004
	(Dollars in thousands)	
Days Sales Outstanding:		
Accounts receivable	$ 2,679	$ 3,325
Fourth quarter sales	5,809	7,761
Divided by 90 days equals average daily sales	64.5	86.2
Accounts receivable divided by average daily sales equals days sales outstanding	41.5	38.6
Months Inventory on Hand:		
Inventory	$ 4,705	$ 4,614
Fourth quarter cost of product sales	4,935	4,473
Divided by 3 equals average monthly cost of product sales	1,645	1,491
Inventory divided by average monthly cost of product sales equals months inventory on hand	2.9	3.1
Current Ratio:		
Current assets	$14,038	$10,566
Divided by current liabilities	7,063	8,322
Equals current ratio	1.99	1.27
Quick Ratio:		
Quick assets	$ 8,941	$ 5,755
Divided by current liabilities	7,063	8,322
Equals quick ratio	1.27	0.69
Debt to Equity:		
Current liabilities	$ 7,063	$ 8,322
Long-term debt	3,418	1,324
Total debt	$10,481	$ 9,646
Divided by equity	11,508	13,371
Equals debt to equity	0.91	0.72
Long-term Debt to Equity:		
Long-term debt	$ 3,418	$ 1,324
Divided by equity	11,508	13,371
Equals long-term debt to equity	0.30	0.10
Working Capital:		
Current assets	$14,038	$10,566
Less current liabilities	7,063	8,322
Equals working capital	$ 6,975	$ 2,244

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Liquidity and Capital Resources

The following table summarizes the Company's contractual obligations at December 31, 2005 (dollars in thousands):

		Payments Due by Period			
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Contractual Obligations					
Notes Payable					
Line of credit with Comerica Bank (7.75% at December 31, 2005)	$ 1,812	$1,812	$ –	$ –	$ –
Private Placement note payable (6.0% at December 31, 2005)	5,000	–	–	5,000	–
Swiss American Products note payable (6.0% at December 31, 2005)	400	–	–	400	–
Bancredito note payable (U.S. prime plus 2.25%, 9.5% at December 31, 2005)	671	96	212	242	121
Other	10	2	8	–	–
Capital leases	207	90	82	35	–
Operating leases	11,906	1,419	2,528	2,227	5,732
Total contractual obligations	$20,006	$3,419	$2,830	$7,904	$5,853

The Company has historically depended on operating cash flows, bank financing, advances on royalty payments under certain of its existing contracts and equity financing to fund its operations, capital projects and research and development projects, with the majority of funds generated from operating cash flows. The Company also has available to it various leasing arrangements for financing equipment purchases, and is seeking additional grant awards and other potential collaborative or sponsorship funding for DelSite projects and potential licensing revenues for product lines or DelSite projects.

Sales to Natural Alternatives, Mannatech and Medline accounted for 26.6%, 6.6% and 26.6%, respectively, of the Company's total revenue in 2005. Further, in 2005 combined sales to Natural Alternatives and Mannatech decreased approximately $5.1 million, or 35.5%, from their 2004 levels. The Company's supply agreement with Natural Alternatives and Mannatech expired in November 2005 and was not renewed. Since that time, the consistency in size and timing of orders from these customers has decreased materially. As a result of the purchase order nature of these sales, the Company is presently uncertain as to the future levels of sales, if any, to these two customers. A further significant decrease in orders from these two customers would have a material adverse impact on our liquidity.

At December 31, 2005 and 2004, the Company held cash and cash equivalents of $6,262,000 and $2,430,000, respectively, an increase of $3,832,000. The increase was primarily due to the sale of the $5.0 million 6% subordinated notes, the receipt of $4.1 million in net proceeds from the sale/leaseback transaction and $240,000 in proceeds from stock option exercises and employee purchases of shares. These cash receipts were partially offset by $3.4 million of cash used in operating activities, the Company's investment in property plant and equipment of $610,000, debt issuance costs of $426,000 and debt and capital lease obligation payments, excluding $517,000 for retirement of the mortgage associated with the sale/leaseback transaction, of $966,000. Customers with significant accounts receivable balances at the end of 2005 include Mannatech ($625,000),

Medline ($972,000) and Natural Alternatives ($291,500), and of these amounts $1,802,000 (95.4%) has been collected as of February 28, 2006.

The Company has a line of credit with Comerica Bank Texas ("Comerica") that provides for borrowings of up to $3 million based on the level of qualified accounts receivable and inventory. The line of credit is collateralized by accounts receivable and inventory. Borrowings under the line of credit bear interest at the bank's prime rate (7.25% at December 31, 2005) plus 0.5%. As of December 31, 2005 there was $1,812,000 outstanding on the credit line with $650,000 of credit available for operations, net of outstanding letters of credit of $538,000. The line of credit has no expiration date and is payable on demand.

The Company's credit facilities with Comerica require the Company to maintain certain financial ratios. The covenants and the Company's position at December 31, 2005 are as follows:

Covenant	Covenant Requirement	Company's Position
Total net worth	$12,200,000	$11,116,140
Current ratio	1.60	2.40
Liquidity ratio	1.75	4.94

Although the Company was not in compliance with one of its financial-ratio covenants under the Comerica line of credit for the period ended December 31, 2005, Comerica has waived the event of non-compliance through March 31, 2006. The Company anticipates renegotiating its financial-ratio covenants with Comerica and/or seeking a waiver for non-compliance in periods after March 31, 2006. However, there can be no assurance that the Company will be successful in renegotiating its covenants or obtaining a waiver, and the Company's ability to do so may be adversely impacted by the uncertainty surrounding the Company's operating cash flow resulting from the present sales levels to Natural Alternatives and Mannatech. If the Company is unable to renegotiate its covenants or obtain a waiver and the existing covenant defaults continue, Comerica could accelerate the indebtedness under the Company's credit facility as well as all other debt that the Company has outstanding with Comerica, if any. In that event, the Company would be forced to refinance all of the Comerica indebtedness with another lender. Any such refinancing would likely contain interest rates and terms which are more burdensome for the Company than those presently in place under the Comerica facility, resulting in an adverse impact on liquidity.

In September 2004, the Company received a loan of $350,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate plus 2.5% (9.75%). The loan is secured by certain of the Company's equipment. The proceeds of the loan were used in the Company's operations. As of December 31, 2005, there was $310,000 outstanding on the loan.

In March 2003, the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate plus 2.0% (9.25%). The loan is secured by a mortgage on an unused, 164-acre parcel of land owned by the Company in Costa Rica plus a lien on specified oral patch production equipment. The proceeds of the loan were used in the Company's operations. As of December 31, 2005, there was $361,000 outstanding on the loan.

The Company had no additional material capital commitments as of that date other than its leases and agreements with suppliers.

In July 1998, the Company provided a $187,000 cash advance to Rancho Aloe, which is evidenced by a note receivable, due in installments, with payments being made monthly based upon farm production. The Company also advanced $300,000 to Rancho Aloe in November 1998 for the acquisition of an irrigation system to improve production on the farm and allow harvesting of leaves year-round. In the fourth quarter of 1998, the

Company fully reserved all amounts owed to it by Rancho Aloe, in the total amount of $487,000, due to the start-up nature of the business. In 2005, the Company received payments totaling $132,675 from Rancho Aloe against the amount due.

In December 2002, the Company acquired the assets of the custom division of Cosmetic Beauty Innovations ("CBI") for $1.0 million plus a royalty on the Company's sales to custom division customers for five years and $0.6 million for useable inventories. The royalty amount is equal to 9.0909% of the Company's net sales of CBI products to CBI's transferring customers up to $6.6 million per year and 8.5% of the Company's net sales of CBI products to CBI's transferring customers over $6.6 million per year. The Company recorded expenses of $262,000 and $271,000 in 2005 and 2004, respectively, for royalties due under the agreement. The CBI custom division provided product development and manufacturing services to customers in the cosmetic and skin care markets. Included in the purchase were intellectual property, certain inventories and specified pieces of equipment. The Company provides services to these customers through the Consumer Services Division development and manufacturing services group. The Company began producing products for the transferring CBI customers in February 2003 at its Irving, Texas facility.

The Company anticipates capital expenditures in 2006 of approximately $800,000. The expenditures will primarily be comprised of production and laboratory equipment and facility modifications and will be financed through leases or out of the Company's operating cash flows.

Presently, the Company's debt/equity ratio is 0.91 to 1. Based on its current estimates, management believes that the Company has the capacity to incur additional debt, and, in the future, the Company may seek additional financing to be used as working capital to fund additional research and development projects. The Company anticipates that any such borrowings, together with the expected cash flows from operations and licensing agreements and expected revenues from government grant programs, will provide the funds necessary to finance its operations, including additional levels of research and development. However, the Company does not expect that its current cash resources will be sufficient to finance future major clinical studies and costs of filing new drug applications which may be necessary to develop its products to their full commercial potential. Additional funds, therefore, may need to be raised through equity offerings, borrowings, licensing arrangements or other means. Management believes that each of the enumerated financing avenues is presently available to the Company. However, there is no assurance that the Company will be able to obtain such funds on satisfactory terms when they are needed.

In March 2001, the Board of Directors authorized the repurchase of up to 1,000,000 shares, or approximately 9.3% of the Company's outstanding Common Stock, dependent on market conditions. Under the authorization, purchases of Common Stock may be made on the open market or through privately negotiated transactions at such times and prices as are determined jointly by the Chairman of the Board and the President of the Company. The Board authorized the repurchase program based on its belief that the Company's stock is undervalued in light of the Company's future prospects and that it would be in the best interest of the Company and its shareholders to repurchase some of its outstanding shares. Through February 2006, the Company had repurchased 2,400 of its outstanding Common Stock under the program.

The Company is subject to regulation by numerous governmental authorities in the United States and other countries. Certain of the Company's proposed products will require governmental approval prior to commercial use. The approval process applicable to pharmaceutical products and therapeutic agents usually takes several years and typically requires substantial expenditures. The Company and any licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or any licensee's products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay or preclude the Company or any licensees from marketing their products, or could limit the commercial use of the products, and thereby have a material adverse effect on the Company's liquidity and financial condition.

Off-Balance Sheet Arrangements

As of December 31, 2005, the Company has outstanding a letter of credit in the amount of $338,000, which is used as security on the lease for the Company's laboratory and warehouse facility. The Company has outstanding a letter of credit in the amount of $100,000, which is used as security on a capital lease for equipment. The Company has outstanding a letter of credit in the amount of $100,000, which is used as security on the lease for the Company's corporate headquarters and manufacturing facility.

Results of Operations

The information presented in this financial review should be read in conjunction with other financial information provided throughout this 2005 Annual Report. The following discussion of operating results focuses on the Company's three reportable business segments: Medical Services Division, Consumer Services Division and DelSite.

Net Revenue

Net revenues in 2005 were $28.0 million, a 9.1% decrease from $30.8 million in 2004. The sales decrease of $2.8 million is primarily attributable to reduced sales of bulk raw materials to Mannatech and Natural Alternatives, with a year-over-year sales decrease of $5.1 million. This was partially offset by sales increases to other Consumer Services customers in the amount of $1.3 million, increased DelSite grant revenue of $857,000 and increased Medical Services revenue of $152,000.

Net revenues in 2004 were $30.8 million, a 5.9% increase from $29.1 million in 2003. The 2004 revenue increase was the third consecutive year of revenue growth for the Company. Included in the revenue growth of $1.7 million for 2004 was approximately $767,000 related to grant awards that were received during 2004. Approximately $3.1 million in additional revenue resulted from sales of the Company's bulk Manapol® powder in 2004. These were partially offset by a decrease of $391,000 in medical services related revenue and $1.69 million in specialty manufacturing sales.

Comparative net revenue information related to the Company's operating segments is shown in the following tables.

			2005 vs. 2004 Change	
Net Revenue	2005	% of Total	$	%
Medical Services Division	$10,543	37.7%	$ 152	1.5%
Consumer Services Division	15,794	56.5%	(3,869)	(19.7%)
DelSite	1,624	5.8%	857	111.7%
Total	$27,961	100.0%	$ (2,860)	(9.3%)

			2004 vs. 2003 Change	
Net Revenue	2004	% of Total	$	%
Medical Services Division	$10,391	33.7%	$ (391)	(3.6%)
Consumer Services Division	19,663	63.8%	1,342	7.3%
DelSite	767	2.5%	767	100.0%
Total	$30,821	100.0%	$ 1,718	5.9%

Medical Services Division revenues in 2005 increased $152,000, or 1.5%, from 2004, primarily due to increased demand of Medline's own-branded dermal management products, which are sold to Medline under a non-exclusive supply agreement entered into in December 2000. Sales under this agreement totaled $3.60 million in 2005, compared to $2.97 million in 2004, an increase of $630,000. This increase was partially offset by a decrease in domestic sales of the Division's Carrington-branded wound care products from $4.10 million in 2004 to $3.93 million in 2005, as Medline decreased its inventory stock levels at year end, and by a decrease in sales of the Division's international wound care products from $844,000 in 2004 to $712,000 in 2005, due to decreased European sales. The Division also recorded royalty revenue of $2.30 million in 2005 versus $2.47 million in 2004, a decrease of $170,000, due to the expiration of the original five-year term of the Medline Distribution and Licensing agreement in November 2005 and the commencing of the three-year extension period of the agreement with its associated lower royalties.

In 2004, the Medical Services Division revenues decreased $391,000, or 3.6%, versus 2003, primarily due to decreased demand of Carrington-branded wound care products from Medline, the Company's exclusive domestic distributor. Total sales of the Division's domestic wound care products decreased by $1.44 million to $4.10 million in 2004 from $5.54 million in 2003, as Medline decreased its inventory stock levels during the year. Additionally, the Division's products faced increasing competitive pressure from low-end, commodity-type products which eroded their market share. Educational efforts were initiated to support Medline's sales efforts in product differentiation, performance and net cost of therapy to the customer. The Company also initiated selective advertisements to support its brand. Total sales of the Division's international wound care products increased $396,000 to $844,000 in 2004 from $448,000 in 2003, with the increase primarily in European sales. Additionally, revenues of $2.97 million in 2004, compared to $2.33 million in 2003, were generated from sales to Medline of its own branded dermal management products. The Division also recorded royalty revenue of $2.47 million in each of 2004 and 2003 relating to the exclusive Licensing and Distribution Agreement with Medline.

The Company's Consumer Services Division recorded revenues of $15.79 million in 2005, a decrease of $3.87 million, or 19.7%, when compared to revenues of $19.66 million in 2004. Sales of bulk Manapol® powder decreased $5.20 million in 2005 to $9.36 million, down from $14.56 million in 2004. In recent years the Division has sold bulk Manapol® to Mannatech and Natural Alternatives under one-year, non-exclusive, supply and licensing agreements which were renewed annually. The most recent contract expired on November 30, 2005 and was not renewed by Mannatech. The Division is still supplying Manapol® to both companies on a non-contract, purchase order basis, but the consistency in size and timing of orders from these customers has decreased materially since the expiration of the supply agreement and continues to be unpredictable. As a result of the purchase order nature of these sales, the Company is presently uncertain as to the future levels of sales, if any, to these two customers. Total sales to these two customers were $9.29 million, $14.41 million and $11.35 million for the years 2005, 2004 and 2003, respectively. Sales of the Division's specialty manufacturing services business, which develops and manufactures a variety of gels, creams, lotions and drinks for customers in the cosmetic, skin care and nutraceutical markets, increased $1.23 million from $4.66 million in 2004 to $5.89 million in 2005 due to the gain of a major new customer and the re-launch of a customer's product previously sold in 2003. Additionally, sales of the Division's AloeCeuticals® line of immune-enhancing dietary supplements increased by $105,000 to $547,000, up from $442,000 in 2004.

In 2004 the Consumer Services Division recorded an increase in revenues of $1.34 million, or 7.3%, to $19.66 million in 2004 over revenues of $18.32 million in 2003. Sales of bulk Manapol® powder grew $3.11 million to $14.56 million in 2004 from $11.46 million in 2003. Sales for the Division's specialty manufacturing services business decreased $1.69 million to $4.66 million in 2004 from $6.35 million in 2003, due in part to intensifying competition in the specialty manufacturing market. Of this decrease, $529,000 was attributable to the cancellation of a single product manufactured for a major customer, and $171,000 was due to a decrease in international sales of drinks manufactured for Japan, Taiwan and Korea markets. Additionally, sales of the Division's Aloeceuticals® line of immune-enhancing dietary supplements decreased by $77,000 to $442,000 in 2004 from $519,000 in 2003.

The Company's DelSite subsidiary recorded an increase in revenues of $857,000, or 112%, to $1.6 million in 2005 over revenues of $767,000 in 2004. In 2005, $334,000 of revenue was recognized under the SBIR grant, awarded in March 2004, as compared to $447,000 in 2004. Additionally, in 2005 $1.3 million of revenue was recognized under the $6 million NIAID grant for preclinical development of an intranasal vaccine against avian influenza. Revenue in 2004 under this grant was $320,000.

Revenues in 2004 from the Company's DelSite subsidiary were $767,000, the first year that DelSite recorded revenues. These revenues represent two grant awards received from NIAID as discussed above.

Product-Related Gross Margin

The product-related gross margin of $7.76 million in 2005 is a $4.04 million, or 34.3%, decrease from 2004 levels. This decrease reflects the decreased revenue levels for the Consumer Services Division, specifically sales of bulk raw materials, plus unfavorable manufacturing variances from manufacturing operations in Costa Rica attributable to decreased Manapol® production in the second half of the year. The product-related gross margins of $11.80 million in 2004 reflect a $1.51 million, or 14.6%, increase over 2003 levels. This increase reflects the increased revenue levels for the Consumer Services Division plus cost reduction programs that led to improvements in capacity utilization and production efficiencies.

			2005 vs. 2004 Change	
Product-Related Gross Margin	2005	% of Total	$	%
Medical Services Division	$ 2,142	27.6%	$ (408)	(16.0%)
Consumer Services Division	5,614	72.4%	(3,640)	(39.3%)
Total	$ 7,756	100.0%	$ (4,048)	(34.3%)

			2004 vs. 2003 Change	
Product-Related Gross Margin	2004	% of Total	$	%
Medical Services Division	$ 2,550	21.6%	$ (465)	(15.4%)
Consumer Services Division	9,254	78.4%	1,971	27.1%
Total	$11,804	100.0%	$ 1,506	14.6%

Product-related gross margin for the Medical Services Division, which includes $2.30 million of royalty revenue for 2005, decreased 16.0% to $2.14 million in 2005 from $2.55 million in 2004. This reduction in 2005 is primarily the result of decreased royalty revenue plus costs incurred as a result of the mouthwash product recall.

In 2004 product-related gross margin for the Medical Services Division, which includes $2.47 million of royalty revenue for 2004 and 2003, decreased 15.4% to $2.55 million from $3.01 million in 2003. This reduction was primarily the result of increased sales of Medline-branded dermal management products which have dramatically lower product-related gross margins than the Carrington-branded wound care products the Company produces. The increased production of these products improved the capacity utilization and thereby helped to reduce manufacturing variances in the Irving manufacturing facility.

The Consumer Services Division reported a decline of $3.64 million, or 39.3%, in product-related gross margin, decreasing to $5.61 million in 2005 from $9.25 million in 2004. The decrease was primarily related to the reduced sales of bulk Manapol® powder and increased unfavorable manufacturing variances from the operations in Costa Rica attributable to reduced Manapol® production in the second half of the year.

In 2004 the Consumer Services Division reported an increase of $1.97 million, or 27.1%, in product-related gross margin compared to 2003. The increase was primarily due to the increase in sales noted above. In addition, the Division experienced reductions in the direct cost of packaging components and a shift in product mix toward higher margin product sales.

DelSite's 2005 and 2004 revenues were $1.6 million and $767,000, respectively. DelSite has no direct cost of goods sold, only research and development cost.

Selling, General and Administrative Expenses

The Company experienced an increase of 15.5% in selling, general and administrative expenses during 2005. These expenses totaled $8.73 million in 2005, an increase of $1.17 million from $7.56 million in 2004. The increase is primarily related to $1.05 million in expense recorded as the result of the settlement of the Swiss American Products lawsuit discussed more fully in "Item 3, Legal Proceedings."

During 2004 the Company experienced a decrease of 5.7% in selling, general and administrative expenses. These expenses totaled $7.56 million in 2004, a decrease of $457,000 from $8.02 million in 2003. The Company recorded a decrease in distribution-related expenses of $254,000 to $2.03 million in 2004 from $2.29 million in 2003. The reduction was primarily related to consolidated shipping programs and reduced freight rates achieved through improved negotiations with freight carriers. Additionally, the Company experienced a $74,000 decline in selling expenses in 2004, decreasing to $2.06 million from $2.13 million in 2003. This decrease was primarily attributable to headcount reductions in Aloeceuticals® sales personnel. The Company also recorded a decrease of $128,000 in administrative expenses to $3.47 million in 2004 from $3.60 million in 2003 as the Company more efficiently managed these expenses.

Research and Development

Specialized research and development expenses in support of the Company's ongoing operations fell by 9.8%, decreasing to $822,000 in 2005 from $911,000 in 2004. The decrease in 2005 was a result of lower new product development research activities by the Company in 2005 as opposed to 2004.

Specialized research and development expenses in support of the Company's ongoing operations rose by 1.3%, increasing to $911,000 in 2004 from $899,000 in 2003.

DelSite operates independently from the Company's specialized research and development program and is responsible for the research, development and marketing of the Company's proprietary Gelsite® technology for controlled release and delivery of bioactive pharmaceutical ingredients. DelSite's expenses totaled $4.97 million in 2005, a 29.8% increase over the 2004 expenditures of $3.83 million. This increase was primarily due to expenses from the first full year of work on the preclinical avian influenza vaccine grant program. The 2004 expenditures were a 38.6% increase over the 2003 expenditures of $2.76 million primarily due to initial expenses recorded under both NAIAD grant programs.

Combined research and development expenses totaled $5.80 million, $4.74 million and $3.66 million for the years 2005, 2004 and 2003, respectively.

Other Expense (Income)

Other expense or income primarily consists of collections the Company has received from Rancho Aloe against a fully reserved note receivable balance.

Interest Expense

Net interest expense of $301,000 was recorded in 2005 versus net interest expense of $205,000 in 2004. The increase of $96,000 was due to the charge-off of unamortized debt-issue costs associated with the note retired as part of the sale/leaseback of the Company's corporate headquarters, plus the amortization of new debt-issue costs associated with the sale of the $5.0 million 6% subordinate notes. Net interest expense of $205,000 was recorded in 2004 versus net interest expense of $249,000 in 2003, with the decrease of $44,000 due to lower outstanding debt balances throughout 2004.

Income Taxes

The Company incurred $19,000 of foreign income tax expense related to the Company's operations in Costa Rica in 2005 and $125,000 in 2004, which was the first year that these activities were subject to income taxes. The Company commenced operations in Costa Rica in July 1992 and was granted a 100% exemption for the first twelve years of operation and a 50% exemption for the next six years of operation. The Company's current tax rate in Costa Rica is 15% and will increase to 30% effective July 1, 2010.

There was no benefit or expense for U.S. income taxes in 2005, 2004 or 2003 as the Company has provided a valuation allowance against all U.S. deferred tax asset balances at December 31 of each year due to the uncertainty regarding realization of the asset.

Net Earnings and Earnings Per Share

The Company's net loss for 2005 was $5.34 million, or basic and diluted loss per share of $0.50. Net earnings was $36,000 in 2004, or basic and diluted earnings per share of $0.00, compared to a loss of $1.50 million, or basic and diluted loss per share of $0.15, in 2003. Basic and diluted average shares outstanding for 2005 were 10,762,342, compared to basic and diluted average shares outstanding for 2004 of 10,590,062 and 11,171,305, respectively. Basic and diluted average shares outstanding for 2003 were 10,120,147. The increase in basic and diluted average shares outstanding was primarily due to employee share purchases and additional stock option grants.

Impact of Inflation

The Company does not believe that inflation has had a material impact on its results of operations.

New Pronouncements

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs." This Statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This Statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company anticipates no material effect from the adoption of SFAS No. 151.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which replaces SFAS No. 123 "Accounting for Stock Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. As such, pro forma disclosure in lieu of expensing is no longer an alternative. The new standard is effective in the first annual reporting period beginning after June 15, 2005. As of December 31, 2005, all outstanding options are vested. Therefore, the Company will recognize expense in future periods if new grants are made.

Critical Accounting Policies

The Company has identified the following accounting policies as critical. The Company's accounting policies are more fully described in Note Two of the Financial Statements. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts and inventories. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company records reductions to revenue for estimated returns based upon recent history. Historical returns have been $5,000, $2,000 and $105,000 for the years ending December 31, 2005, 2004, and 2003, respectively. Accordingly, the Company has a $35,000 reserve recorded for customer returns at December 31, 2005. If market conditions were to decline or inventory was in danger of expiring or becoming obsolete, the Company may be required to implement customer incentive offerings, such as price discounts, resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, if demand for the Company's product were to drop, the Company's distributors may request permission from the Company to return product for credit causing a need to re-evaluate and possibly increase the reserve for product returns. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company has provided a valuation allowance against the net deferred tax assets, based on available evidence that the assets may not be realized, based on the Company's history of losses and uncertainty as to future income.

Forward Looking Statements

All statements other than statements of historical fact contained in this report, including but not limited to statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations (and similar statements contained in the Notes to Consolidated Financial Statements) concerning the Company's financial position, liquidity, capital resources and results of operations, its prospects for the future and other matters, are forward-looking statements. Forward-looking statements in this report generally include or are accompanied by words such as "anticipate", "believe", "estimate", "expect", "intend", "will", "would", "should" or words of similar import. Such forward-looking statements include, but are not limited to, statements regarding the ability of local suppliers of *Aloe vera* L. leaves in Costa Rica to supply the Company's need for leaves; the condition, capacity and adequacy of the Company's manufacturing and laboratory facilities and equipment; the adequacy of the protection that the Company's patents provide to the conduct of its business operations; the adequacy of the Company's protection of its trade secrets and unpatented proprietary know-how; the Company's belief that the claims of the Plaintiffs identified under Item 3 of Part I of this report are without merit; the adequacy of the Company's cash resources and cash flow from operations to finance its current operations; and the Company's intention, plan or ability to repurchase shares of its outstanding Common Stock, to initiate, continue or complete clinical and other research programs, to obtain financing when it is needed, to fund its operations from revenue and other available cash resources, to enter into licensing agreements, to develop and market new products and increase sales of existing products, to obtain government approval to market new products, to file additional patent applications, to rely on trade secrets, unpatented proprietary know-how and technological innovation, to reach satisfactory resolutions of its disputes with third parties, to acquire sufficient quantities of *Aloe vera* L. leaves from local suppliers at significant savings, to collect the amounts owed to it by its distributors, customers and other third parties, and to use its tax loss carryforwards before they expire, as well as various other matters.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include but are not limited to the possibilities that the Company may be unable to obtain the funds needed to carry out large-scale clinical trials and other research and development projects, that the results of the Company's clinical trials may not be sufficiently positive to warrant continued development and marketing of the products tested, that new products may not receive required approvals by the appropriate government agencies or may not meet with adequate customer acceptance, that the Company may not be able to obtain financing when needed, that the Company may not be able to obtain appropriate licensing agreements for products that it wishes to market or products that it needs assistance in developing, that the Company's efforts to improve its sales and reduce its costs may not be sufficient to enable it to fund its operating costs from revenues and available cash resources, that one or more of the customers that the Company expects to purchase significant quantities of products from the Company may fail to do so, that competitive pressures may require the Company to lower the prices of or increase the discounts on its products, that the Company's sales of products it is contractually obligated to purchase from suppliers may not be sufficient to enable and justify its fulfillment of those contractual purchase obligations, that other parties who owe the Company substantial amounts of money may be unable to pay what they owe the Company, that the Company's patents may not provide the Company with adequate protection, that the Company's manufacturing facilities may be inadequate to meet demand, that the Company's distributors may be unable to market the Company's products successfully, that the Company may not be able to resolve its disputes with third parties in a satisfactory manner, that the Company may be unable to reach a satisfactory agreement with other important suppliers, that the Company may not be able to use its tax loss carryforwards before they expire, that the Company may not have sufficient financial resources necessary to repurchase shares of its outstanding Common Stock, that the Company may be unable to maintain effective internal controls over financial reporting, that the Company may not be able to attract or retain qualified personnel in key positions, that the Company may not be able to generate sufficient cash flow to service its debt obligations, and that the Company may be unable to produce or obtain, or may have to pay excessive prices for, the raw materials or products it needs.

All forward-looking statements in this report are expressly qualified in their entirety by the cautionary statements in the two immediately preceding paragraphs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency

The Company's manufacturing operation in Costa Rica accounted for 27.9% of cost of sales for the year ended December 31, 2005. The Company's functional currency in Costa Rica is the U.S. Dollar. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or economic conditions in Costa Rica. When the U.S. Dollar strengthens against the Costa Rica Colon the cost of sales decreases. During 2005, the exchange rate from U.S. Dollar to Costa Rica Colon increased by 8.5% to 497 at December 31, 2005. The effect of an additional 10% strengthening in the value of the U.S. Dollar relative to the Costa Rica Colon in 2005 would have resulted in an increase of $464,489 in gross profit. The Company's sensitivity analysis of the effects of changes in foreign currency rates does not factor in a potential change in sales levels or local currency prices.

Sales of products to foreign markets comprised 5.6% of sales for 2005. These sales are generally denominated in U.S. Dollars. The Company does not believe that changes in foreign currency exchange rates or weak economic conditions in foreign markets in which the Company distributes its products would have a significant effect on operating results. If sales to foreign markets increase in future periods, the effects could become significant.

Changes in short-term interest rates on debt balances with variable interest rates could have an affect on the Company's earnings. At December 31, 2005, a hypothetical one percent increase in interest rates would result in an increase in interest expense of $41,000 on an annual basis.

For quantitative and qualitative disclosures about market risk related to the supply of *Aloe vera* L. leaves, see "Business – Raw Materials and Processing."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The response to Item 8 is submitted as a separate section of this Form 10-K. See Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on their evaluation, as of the end of the period covered by this Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective.

There have been no changes in internal control over financial reporting, for the period covered by this report, that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

On December 18, 2005, the Compensation Committee of the Company approved the acceleration of the vesting of all then-unvested stock options. As a result, options to purchase approximately 145,900 shares became exercisable immediately. The accelerated options had exercise prices ranging from $4.00 to $5.30 per share, with a weighted average exercise price of $4.75 per share, and included 53,000 shares held by executive officers of the Company. All options issued to outside directors are vested immediately. Therefore, no options held by outside directors of the Company were accelerated.

The accelerated options were granted under the Company's 1995 and 2004 Stock Option Plans. The terms of the accelerated options previously provided that 50% of the options would vest on the first anniversary of the grant date. The acceleration of vesting resulted in no additional expense in the fourth quarter of 2005.

Beginning January 1, 2006, the Company was required to adopt the provisions of Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" ("FAS 123(R)"), which requires the recognition of stock-based compensation associated with stock options as an expense in financial statements. The primary purpose of the vesting acceleration was to reduce the non-cash compensation expense that would have been recorded in future periods following the Company's adoption of FAS 123(R). As a result of accelerating these options in advance of the adoption of FAS 123(R), the Company expects to reduce the pre-tax stock option expense it would otherwise be required to record.

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PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by Item 10 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Election of Directors", "Corporate Governance and Board Committees", "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement relating to its 2006 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2005.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Executive Compensation" in the Company's definitive Proxy Statement relating to its 2006 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2005.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND RELATED STOCKHOLDERS MATTERS.

The information required by Item 12 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Security Ownership of Management" and "Principal Shareholders" in the Company's definitive Proxy Statement relating to its 2006 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2005.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information, if any, required by Item 13 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Certain Transactions", if any, in the Company's definitive Proxy Statement relating to its 2006 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2005.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Principal Accountant Fees and Services" in the Company's definitive Proxy Statement relating to its 2006 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2005.

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PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(1) Financial Statements.

Reference is made to the index on page F-1 for a list of all financial statements filed as a part of this Annual Report.

(2) Financial Statement Schedules.

Reference is made to the index on page F-1 for a list of one financial statement schedule filed as a part of this Annual Report.

(3) Exhibits.

Reference is made to the Index to Exhibits on pages E-1 through E-7 for a list of all exhibits to this report.

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CARRINGTON LABORATORIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Consolidated Financial Statements of the Company:

Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	December 31, 2005	December 31, 2004
ASSETS:		
Current Assets:		
Cash and cash equivalents	$ 6,262	$ 2,430
Accounts receivable, net of allowance for doubtful accounts of $329 and $162 at December 31, 2005 and 2004, respectively	2,679	3,325
Inventories, net	4,705	4,614
Prepaid expenses	392	197
Total current assets	14,038	10,566
Property, plant and equipment, net	6,755	11,674
Customer relationships, net	392	585
Other assets, net	804	192
Total assets	$21,989	$23,017
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current Liabilities:		
Line of credit	$ 1,812	$ 1,887
Accounts payable	2,092	1,674
Accrued liabilities	1,585	1,328
Current portion of long-term debt and capital lease obligations	188	1,000
Deferred revenue	1,386	2,433
Total current liabilities	7,063	8,322
Long-term debt and capital lease obligations, net of debt discount	3,418	1,324
Commitments and contingencies		
SHAREHOLDERS' EQUITY:		
Common stock, $.01 par value, 30,000,000 shares authorized, 10,805,725 and 10,722,364 shares issued at December 31, 2005 and 2004, respectively	108	107
Capital in excess of par value	57,185	53,713
Accumulated deficit	(45,782)	(40,446)
Treasury stock at cost, 2,400 shares at December 31, 2005 and 2004	(3)	(3)
Total shareholders' equity	11,508	13,371
Total liabilities and shareholders' equity	$21,989	$23,017

The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	Years Ended December 31,		
	2005	2004	2003
Revenues:			
Net product sales	$24,038	$27,584	$26,636
Royalty income	2,299	2,470	2,467
Grant income	1,624	767	–
Total net revenues	27,961	30,821	29,103
Cost and expenses:			
Cost of product sales	18,581	18,250	18,806
Selling, general and administrative	8,731	7,560	8,017
Research and development	822	911	899
Research and development, DelSite	4,974	3,826	2,761
Other income	(131)	(92)	(123)
Interest expense, net	301	205	249
Net income (loss) before income taxes	(5,317)	161	(1,506)
Provision for income taxes	19	125	–
Net income (loss)	$ (5,336)	$ 36	$ (1,506)
Basic and diluted earnings (loss) per share	$ (0.50)	$ 0.00	$ (0.15)
Basic shares outstanding	10,762	10,590	10,120
Diluted shares outstanding	10,762	11,171	10,120

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2005, 2004 and 2003
(Amounts in thousands)

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Treasury Stock		Total
	Shares	Amount			Shares	Amount	
January 1, 2003	9,968	$100	$52,568	$(38,976)	2	$(3)	$13,689
Issuance of common stock for employee stock purchase plan	246	2	197	–	–	–	199
Issuance of common stock for stock option plan	171	2	235	–	–	–	237
Net loss	–	–	–	(1,506)	–	–	(1,506)
December 31, 2003	10,385	104	53,000	(40,482)	2	(3)	12,619
Issuance of common stock for employee stock purchase plan	56	–	163	–	–	–	163
Issuance of common stock for stock option plan	281	3	550	–	–	–	553
Net income	–	–	–	36	–	–	36
December 31, 2004	10,722	107	53,713	(40,446)	2	(3)	13,371
Issuance of common stock for employee stock purchase plan	41	–	156	–	–	–	156
Issuance of common stock for stock option plan	43	1	83	–	–	–	84
Issuance of warrants in private placement debt offering	–	–	2,985	–	–	–	2,985
Issuance of warrants in Swiss American Products settlement	–	–	248	–	–	–	248
Net loss	–	–	–	(5,336)	–	–	(5,336)
December 31, 2005	10,806	$108	$57,185	$(45,782)	2	$(3)	$11,508

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Years Ended December 31,		
	2005	2004	2003
Operating activities:			
Net income (loss)	$(5,336)	$ 36	$(1,506)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Provision for bad debts	243	48	150
Provision for inventory obsolescence	318	205	200
Depreciation and amortization	1,238	1,241	1,309
Loss on disposal of assets	–	–	8
Legal settlement	647	–	–
Changes in operating assets and liabilities:			
Accounts receivable	403	(275)	(878)
Inventories	(409)	1,141	(1,827)
Prepaid expenses	(195)	56	350
Other assets	62	46	21
Accounts payable and accrued liabilities	675	(639)	927
Deferred revenue	(1,076)	553	(42)
Net cash provided by (used in) operating activities	(3,430)	2,412	(1,288)
Investing activities:			
Cash paid in purchase of business, net of cash acquired	–	–	(79)
Disposal of property, plant, and equipment in sales/leaseback transaction	4,616	–	–
Purchases of property, plant and equipment	(610)	(2,172)	(1,393)
Net cash provided by (used in) investing activities	4,006	(2,172)	(1,472)
Financing activities:			
Borrowings on line of credit	–	300	–
Payments on line of credit	(75)	–	–
Proceeds from debt issuances	2,263	350	1,500
Proceeds from warrant issuances	2,737	–	–
Principal payments on debt and capital lease obligations	(1,483)	(1,096)	(892)
Issuances of common stock	240	716	436
Debt issuance costs	(426)	–	–
Net cash provided by financing activities	3,256	270	1,044
Net increase (decrease) in cash and cash equivalents	3,832	510	(1,716)
Cash and cash equivalents at beginning of year	2,430	1,920	3,636
Cash and cash equivalents at end of year	$ 6,262	$ 2,430	$ 1,920
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$ 260	$ 225	$ 259
Cash paid during the year for income taxes	$ 140	–	–
Non-cash warrant issue to broker	$ 248	–	–
Property plant and equipment acquired under capital leases	$ 104	–	–

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE. BUSINESS

Carrington Laboratories, Inc. (the "Company") is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements.

The Company's Medical Services Division offers a comprehensive line of wound management products to hospitals, nursing homes, alternative care facilities, cancer centers, home health care providers and managed care organizations. The Company and Medline Industries, Inc. ("Medline") entered into a Distributor and License Agreement dated November 3, 2000, under which the Company granted to Medline the exclusive right, subject to certain limited exceptions, to distribute all of the Company's wound and skin care products (the "Products") in the United States, Canada, Puerto Rico and the U.S. Virgin Islands for a term of five years that began December 1, 2000. The agreement provides that Carrington will continue to manufacture its existing line of Products and sell them to Medline at specified prices. The prices, which were generally firm for the first two years of the contract term, are thereafter subject to adjustment not more than once each year to reflect increases in manufacturing cost.

The agreement also grants Medline a nonexclusive license to use certain of the Company's trademarks in connection with the marketing of the Products. In addition, it permits Medline, if it so elects, to use those trademarks in connection with the marketing of various Medline products and other products not manufactured by the Company (collectively, "Other Products").

The agreement required Medline to pay the Company a base royalty totaling $12,500,000 in quarterly installments that began on December 1, 2000 and ended on September 1, 2005. In addition to the base royalty, if Medline elects to market any of the Other Products under any of the Company's trademarks, Medline must pay the Company a royalty of between one percent and five percent of Medline's aggregate annual net sales of the Products and the Other Products, depending on the amount of the net sales. The Company and Medline amended the Distributor and License Agreement in April 2004 to extend the term of the agreement through November 30, 2008. The amended agreement specified an advance payment of $1,250,000, which the Company has received.

The Company entered into a Supply Agreement with Medline effective December 1, 2000, which among other things, provides that the Company will manufacture Medline-brand dermal management products. The Supply Agreement is co-terminus with the amended Distributor and License Agreement.

The Consumer Services Division markets or licenses bulk raw materials, specialty manufacturing services and finished consumer products. Principal sales of the Division are bulk raw materials which are sold to U.S. manufacturers who include the high quality extracts from *Aloe vera* L. in their finished products.

The Company formed a subsidiary, DelSite Biotechnologies, Inc., in October 2001 as a vehicle to further the development and commercialization of its new proprietary complex carbohydrate (GelSite® polymer) that the Company is developing for use as a drug and vaccine delivery system.

In December 2002 the Company entered into an agreement to acquire certain assets of the Custom Division of Creative Beauty Innovations, Inc. ("CBI"), including specialized manufacturing customer information, intellectual property and equipment. CBI is a privately-held manufacturer of skin and cosmetic products with operations in Fort Worth, Texas.

Under the agreement, the Company paid CBI $1.6 million, including $0.6 million for inventory of CBI. In addition, for the five-year period ending in December 2007 the Company agreed to pay CBI an amount equal to 9.0909% of its net sales of CBI products to CBI's transferring customers up to $6.6 million per year and 8.5% of its net sales of CBI products to CBI's transferring customers over $6.6 million per year. The acquired assets include equipment and other physical property previously used by CBI's Custom Division to compound and package cosmetic formulations of liquids, creams, gels and lotions into bottles, tubes or cosmetic jars. The Company uses these assets in a substantially similar manner. The Company provides services to these customers through the Consumer Services Division's development and manufacturing services group. The Company recorded $100,000 for the purchase of equipment and $980,000 for the purchase of customer relationship intangibles in connection with the acquisition.

The Company's products are produced at its plants in Irving, Texas and Costa Rica. A portion of the *Aloe vera* L. leaves used for manufacturing the Company's products are grown on a Company-owned farm in Costa Rica. The remaining leaves are purchased from other producers in Central and South America.

NOTE TWO. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Carrington Laboratories, Inc., and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS. The Company's policy is that all highly liquid investments purchased with a maturity of three months or less at date of acquisition are considered to be cash equivalents unless otherwise restricted. None of the cash equivalents are restricted for any years presented.

INVENTORY. Inventories are recorded at the lower of cost (first-in, first-out) or market. The Company records a reserve for inventory obsolescence based on an analysis of slow moving and expired products.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost less accumulated depreciation. Buildings and improvements, furniture and fixtures and machinery and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements and equipment under capital leases are amortized over the terms of the respective leases or the estimated lives of the assets, whichever is less. Expenditures for maintenance and repairs are charged to expense as incurred.

LONG-LIVED ASSETS. The Company reviews long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There have been no impairment charges recorded in the years presented.

CUSTOMER RELATIONSHIPS. In connection with the CBI acquisition described in Note One, the Company recorded a finite-lived intangible asset of $980,000 for customer relationships acquired. The Company is amortizing this intangible asset over five years, which is based on the estimated life of the customer relationships. Future amounts paid to the sellers based on a percentage of sales of CBI products as described in Note One will be recorded as an expense in the same period the corresponding sales are recorded. The Company recorded expenses of $262,000, $271,000 and $383,000 in 2005, 2004 and 2003, respectively, for royalties due under the agreement. The Company recorded expense for amortization of the intangible asset of $193,000 in each of the years 2005 and 2004 and $195,000 in 2003, and accumulated amortization of $588,000, $395,000 and $202,000 at December 31, 2005, 2004 and 2003, respectively. Amortization expenses over each of the next two years are expected to be approximately $200,000 per year.

TRANSLATION OF FOREIGN CURRENCIES. The functional currency for international operations (Costa Rica) is the U.S. Dollar. Accordingly, such foreign entities translate monetary assets and liabilities at year-end exchange rates, while non-monetary items are translated at historical rates. Revenue and expense accounts are translated at the average rates in effect during the year, except for depreciation and amortization, which are translated at historical rates. Translation adjustments and transaction gains or losses are recognized in the consolidated statement of operations.

REVENUE RECOGNITION. The Company recognizes revenue for product sales at the time of shipment when title to the goods transfers and collectibility is reasonably assured, net of a reserve for estimated returns. Royalty income is recognized over the period of the licensing and royalty agreement. Grant income is recognized ratably as the grant budget-approved expenses are incurred.

DEFERRED REVENUE. Deferred revenue is primarily related to the licensing and royalty agreement with Medline and represents amounts received in excess of amounts amortized to royalty income.

INCOME TAXES. The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and the financial reporting basis. Valuation allowances are provided against net deferred tax assets when it is more likely than not, based on available evidence, that assets may not be realized.

RESEARCH AND DEVELOPMENT. Research and development costs are expensed as incurred. Certain laboratory and test equipment determined to have alternative future uses in other research and development activities has been capitalized and is depreciated as research and development expense over the life of the equipment.

FREIGHT COSTS. Shipping costs incurred by the Company are included in the consolidated statement of operations in selling, general and administrative expenses and were $1,032,000, $914,000 and $1,230,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

ADVERTISING COSTS. Advertising costs, included in selling, general and administrative, are expensed as incurred and were $136,000, $240,000 and $190,000 for the years ended 2005, 2004 and 2003, respectively.

STOCK-BASED COMPENSATION. The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees* and Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25.* Under APB 25, the Company recognizes no compensation expense related to employee or director stock options when options are granted with exercise prices at the quoted market price of the stock on the date of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), *Accounting for Stock-Based Compensation* and Statement of Financial Accounting Standards No. 148 (FAS 148), *Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123.* Under the provisions of FAS 123, pro forma compensation expense related to options issued to employees is disclosed based on the fair value of options on the grant date.

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The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provision of FAS 123 to stock based compensation:

	2005	2004	2003
Net income (loss) (in thousands):			
As reported	$ (5,336)	$ 36	$(1,506)
Less: Stock-based compensation expense determined under fair value-based method	(1,055)	(1,496)	(583)
Pro forma net loss	$ (6,391)	$ (1,460)	$(2,089)
Basic and diluted shares outstanding	10,762	10,590	10,120
Net income (loss) per share:			
Basic and diluted as reported	$ (0.50)	$ 0.00	$ (0.15)
Basic and diluted pro forma	(0.59)	(0.14)	(0.21)

NET INCOME (LOSS) PER SHARE. Basic net income (loss) per share is based on the weighted-average number of shares of common stock outstanding during the year. Diluted net income (loss) per share includes the effects of options, warrants and convertible securities unless the effect is antidilutive. The Company uses its weighted-average close price of its stock for the reporting period to determine the dilution of its stock options and warrants related to its EPS calculation.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include accounts receivable bad debt, inventory obsolescence and return reserves. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities estimate fair value due to their relative short-term nature. The majority of the Company's debt approximates fair value due to the nature of the floating interest rates being charged. The fair value of the $5.0 million note payable is approximately $4.0 million, based on a valuation calculation using a market interest rate of 12.5%.

NEW PRONOUNCEMENTS. In November 2004, the FASB issued SFAS No. 151 "Inventory Costs." This statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company anticipates no material effect from the adoption of SFAS No. 151.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which replaces SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. As such, pro forma disclosure in lieu of expensing is no longer an alternative. The new standard is effective in the first annual reporting period beginning after June 15, 2005. As of December 31, 2005, all outstanding options are vested. Therefore, the Company will recognize expense in future periods if new grants are made.

NOTE THREE. INVENTORIES

The following summarizes the components of inventory at December 31, 2005 and 2004, in thousands:

	2005	2004
Raw materials and supplies	$2,652	$2,306
Work-in-process	322	514
Finished goods	2,522	2,613
Less obsolescence reserve	(791)	(819)
Total	$4,705	$4,614

NOTE FOUR. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2005 and 2004, in thousands:

	2005	2004	Estimated Useful Lives
Land	$ 151	$ 1,391	
Buildings and improvements	2,702	10,297	7 to 25 years
Furniture and fixtures	773	638	4 to 8 years
Machinery and equipment	10,754	9,488	3 to 10 years
Leasehold improvements	1,327	1,332	3 to 10 years
Equipment under capital leases	490	392	5 years
Total	16,197	23,538	
Less accumulated depreciation and amortization	9,442	11,864	
Property, plant and equipment, net	$ 6,755	$11,674	

The net book value for equipment under capital leases as of December 31, 2005 and 2004, was $355,000 and $251,000, respectively.

The net book value of property, plant and equipment in Costa Rica at December 31, 2005 and 2004 was $4,209,000 and $4,241,000, respectively.

NOTE FIVE. ACCRUED LIABILITIES

The following summarizes significant components of accrued liabilities at December 31, 2005 and 2004, in thousands:

	2005	2004
Accrued payroll	$ 215	$ 267
Accrued insurance	166	194
Accrued taxes	117	290
Accrued professional fees	260	145
Accrued rent	165	151
Accrued interest	37	–
Accrued product recall costs	251	–
Other	374	281
Total	$1,585	$1,328

NOTE SIX. LINE OF CREDIT

The Company has a line of credit with Comerica Bank Texas ("Comerica") that provides for borrowings of up to $3 million based on the level of qualified accounts receivable and inventory. The line of credit is collateralized by accounts receivable and inventory. Borrowings under the line of credit bear interest at the bank's prime rate (7.25% at December 31, 2005) plus 0.5%. As of December 31, 2005 there was $1,812,000 outstanding on the credit line with $650,000 of credit available for operations, net of outstanding letters of credit of $538,000. The line of credit has no expiration date and is payable on demand.

The Company's credit facilities with Comerica require the Company to maintain certain financial ratios. The covenants and the Company's position at December 31, 2005 are as follows:

Covenant	Covenant Requirement	Company's Position
Total net worth	$12,200,000	$11,116,140
Current ratio	1.60	2.40
Liquidity ratio	1.75	4.94

Although the Company was not in compliance with one of its financial-ratio covenants under the Comerica line of credit for the period ended December 31, 2005, Comerica has waived the event of non-compliance through March 31, 2006.

The Company is in the process of renegotiating its financial-ratio covenants with Comerica. However, there can be no assurance that the Company will be successful and, if the covenants are not renegotiated, the Company will likely be in violation of the total net worth covenant in the future and will seek additional waivers from Comerica, however, there can be no assurance that Comerica will issue future waivers.

The total net worth, current ratio and liquidity ratio covenant amounts and the Company's position are calculated as defined in the amendment. The covenant amounts for these ratios will remain at these same fixed amounts until maturity.

NOTE SEVEN. LONG-TERM DEBT

In March 2003, the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate (7.25%) plus 2.0%. As of December 31, 2005, there was $361,000 outstanding on the loan.

In September 2004, the Company received a loan of $350,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate (7.25%) plus 2.5%. As of December 31, 2005, there was $310,000 outstanding on the loan.

Both the loans through Bancredito are secured by land and equipment in Costa Rica (with a carrying value of approximately $680,000).

On November 18, 2005, the Company sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. The notes mature, subject to certain mandatory prepayments discussed below, on November 18, 2009. Interest on the notes is payable quarterly in arrears. The notes require mandatory prepayment of all principal and interest in the event that the holder of such note exercises its Series A Warrant, which was also issued as part of the transaction, in full. The note is subordinate to the Company's indebtedness to Comerica Bank and certain other indebtedness. As of December 31, 2005, there was $5,000,000 outstanding on the note with an associated debt discount of $2,691,000 for a net balance of $2,309,000. The 5,000,000 warrants have a fair value of $4.8 million as determined by independent appraisers, and an allocated value of $2.7 million, which was recorded as a debt discount. Additionally, the Company incurred $674,000 of debt issue costs related to this financing arrangement, which will be amortized using the effective interest method over the term of the debt. As a result of the debt discount associated with the value of the warrants the effective interest rate on the debt is 30%.

On December 20, 2005 the Company entered into a settlement agreement with Swiss-American Products, Inc. ("Swiss-American") and G. Scott Vogel to resolve all claims related to a lawsuit filed by Swiss-American in June 2001. The settlement agreement provides for, among other things, a cash payment of $400,000 and the issuance of a promissory note in favor of Swiss-American with an original principal balance of $400,000. The note bears interest at the rate of 6.0% per annum, payable quarterly in arrears, and all outstanding principal is due and payable in full, subject to certain mandatory prepayments discussed below, on December 20, 2009. The note requires mandatory prepayment of all principal and interest in the event that the holder of such note exercises its Series C Warrant, which was also issued as part of the settlement agreement, in full. The note is subordinate to the Company's indebtedness to Comerica Bank and certain other indebtedness. As of December 31, 2005, there was $400,000 outstanding on the note.

The following summarizes annual maturities at December 31, 2005, in thousands:

2006	$ 108
2007	107
2008	112
2009	5,517
2010	125
Thereafter	121
Subtotal	6,090
Debt Discount	(2,691)
Total	$3,399

NOTE EIGHT. COMMON STOCK

SHARE PURCHASE RIGHTS PLAN. The Company has a share purchase rights plan which provides, among other rights, for the purchase of common stock by existing common stockholders at significantly discounted amounts in the event a person or group acquires or announces the intent to acquire 15% or more of the Company's common stock. The rights expire in 2011 and may be redeemed at any time at the option of the Board of Directors for $.001 per right.

EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan under which employees may purchase shares of the Company's common stock. Prior to January 1, 2006 employees purchased shares at a price equal to the lesser of 85% of the market price of the Company's common stock on the last business day preceding the enrollment date (defined as January 1, April 1, July 1 or October 1 of any plan year) or 85% of the market price on the last business day of each month. Effective January 1, 2006, the purchase price is 95% of the market price of the Company's common stock on the last business day of each month. A maximum of 1,250,000 shares of common stock was reserved for purchase under this Plan. As of December 31, 2005, a total of 968,573 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.

STOCK OPTIONS. The Company has an incentive stock option plan which was approved by the shareholders in 2004 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted in 2005 were 100% vested on December 20, 2005. Options granted in 2004 vested at the rate of 50% per year beginning on the first anniversary of the grant date, with the remaining 50% receiving accelerated vesting on

December 20, 2005. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 500,000 shares of Common Stock for issuance under this plan. As of December 31, 2005, options to purchase 122,200 shares were available for future grants under the plan.

The Company also has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options were granted to employees, consultants and non-employee directors. Options were granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which were required to be granted at a price no less than 110% of the market value. Employee options were normally granted for terms of 10 years. Options granted through 2001 had various vesting rates and all such options still outstanding were fully vested at December 31, 2005. Options granted subsequent to 2001 vested at the rate of 50% per year beginning on the first anniversary of the grant date and all options outstanding received accelerated vesting on December 20, 2005. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 2,250,000 shares of Common Stock for issuance under this plan. The Plan expired on April 1, 2005 after which no additional grants have been or may be made under the plan. In accordance with the provisions of the plan, all options issued under the plan and outstanding on the expiration date of the plan shall remain outstanding until the earlier of their exercise, forfeiture or lapse.

Beginning January 1, 2006, the Company will be required to adopt the provisions of Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" ("FAS 123(R)"), which requires the recognition of stock-based compensation associated with stock options as an expense in financial statements. The primary purpose of the vesting acceleration was to reduce the non-cash compensation expense that would have been recorded in future periods following the Company's adoption of FAS 123(R). As a result of accelerating these options in advance of the adoption of FAS 123(R), the Company expects to reduce the pre-tax stock option expense it would otherwise be required to record by an estimated $162,500 in 2006 and $4,400 in 2007.

The following summarizes stock option activity for each of the three years in the period ended December 31, 2005 (shares in thousands):

	Shares	Price Per Share	Weighted Average Exercise Price
Balance, January 1, 2003	1,511	$1.05 to $28.75	$2.58
Granted	358	$1.58 to $ 4.26	$2.94
Forfeited	(73)	$1.05 to $10.25	$1.68
Exercised	(171)	$1.05 to $ 4.81	$1.41
Balance, December 31, 2003	1,625	$1.05 to $28.75	$2.82
Granted	632	$3.90 to $ 5.30	$4.66
Forfeited	(204)	$1.05 to $28.75	$4.95
Exercised	(231)	$1.05 to $ 4.26	$1.62
Balance, December 31, 2004	1,822	$1.05 to $27.00	$3.38
Granted	226	$3.86 to $ 5.18	$3.95
Forfeited	(192)	$1.05 to $27.00	$4.31
Exercised	(42)	$1.05 to $ 4.81	$1.98
Balance, December 31, 2005	1,814	$1.05 to $ 7.50	$3.39
Options exercisable at December 31, 2003	1,326	$1.05 to $28.75	$2.81
Options exercisable at December 31, 2004	1,440	$1.05 to $27.00	$3.13
Options exercisable at December 31, 2005	1,814	$1.05 to $ 7.50	$3.39

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares (In thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares (In thousands)	Weighted Average Exercise Price
$7.50 to $7.50	28	1.01 years	$7.50	28	$7.50
$3.86 to $5.30	1,023	7.19 years	$4.56	1,023	$4.56
$1.75 to $2.50	375	4.04 years	$2.09	375	$2.09
$1.05 to $1.50	388	4.30 years	$1.28	388	$1.28
	1,814	6.02 years	$3.39	1,814	$3.39

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants to employees in 2005, 2004, and 2003, respectively: risk-free interest rates of 4.35%, 3.51% and 4.27%; expected dividend yields of 0%; expected volatility of 61.9%, 79.2% and 89.7% and expected term of 5 years for all periods presented. The weighted average fair values of options granted were $2.22, $3.11 and $2.20 in 2005, 2004 and 2003, respectively.

STOCK WARRANTS. From time to time, the Company has granted warrants to purchase common stock to the Company's research consultants and other persons rendering services to the Company. The exercise price of such warrants was normally the market price or in excess of the market price of the common stock at date of issuance.

On November 18, 2005, the Company sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. In connection with the sale of the notes, the purchasers of the notes received (i) Series A Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of the Company's common stock, par value $.01 per share, and (ii) Series B Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of the Company's common stock. The 5,000,000 warrants have a fair value of $4.8 million, as determined by an independent appraisal, and an allocated value of $2.7 million, which was recorded as a debt discount. In addition, the placement agent involved in the offering of the notes and warrants received a Series A Warrant to purchase 200,000 shares of the Company's common stock, with a fair value of $248,000. All of the Series A Warrants have an exercise price of $5.00 per share, are immediately exercisable and expire, subject to certain acceleration events relating to the closing stock price, on November 18, 2009. All of the Series B Warrants have an exercise price of $10.00 per share, are immediately exercisable and expire on November 18, 2009.

On December 20, 2005 the Company entered into a settlement agreement with Swiss-American and G. Scott Vogel to resolve all claims related to a lawsuit filed by Swiss-American in June 2001. The settlement agreement provides for, among other things, the issuance to Swiss-American of a Series C Common Stock Purchase Warrant to purchase a total of 200,000 shares of the Company's common stock, with a fair value of $248,000, and with an exercise price per share equal to $5.00 and which expires, subject to certain acceleration events relating to the closing stock price, on November 18, 2009.

At December 31, 2004 there were no warrants outstanding.

COMMON STOCK RESERVED. At December 31, 2005, the Company had reserved a total of 7,617,708 common shares for future issuance relating to the employee stock purchase plan, stock option plan and warrants.

NOTE NINE. COMMITMENTS AND CONTINGENCIES

On August 26, 2005, the Company issued a voluntary recall of Medline-labeled alcohol-free mouthwash. As a result of this recall, Medline initiated a voluntary recall of Personal Hygiene Admission kits containing the same alcohol-free mouthwash. The mouthwash, which passed industry standard testing at the time of release, was recalled due to the possibility that it may contain Burkholderia cepacia. The Company continues to coordinate with the FDA and the Texas Department of Health in its recall efforts and in the investigation of this matter. The Company has accrued at December 31, 2005, $251,000 as a reserve for costs incurred related to this product recall.

On January 11, 2006, a lawsuit was filed in Circuit Court of Etowah County, Alabama styled as Sonya Branch and Eric Branch vs. Carrington Laboratories, Inc., Medline Industries, Inc., and Gadsden Regional Medical Center. Plaintiffs have alleged they were damaged by the mouthwash product. The amounts of damages have not been specified. The Company has $10,000,000 of product liability insurance. The Company and its insurance carrier intend to vigorously defend against these claims.

On December 23, 2005, the Company completed a sale and leaseback transaction involving its corporate headquarters and manufacturing operations located in Irving, Texas to the Busby Family Trust and the Juice Trust, both of which are assignees of the original purchaser, none of which are related to the Company. The building and land were sold for a total sale price of $4.8 million. Net proceeds from the transaction amounted to $4.1 million, after deducting transaction-related costs and retiring the mortgage note related to the property. The Company recorded a gain on the transaction of approximately $30,000, which is being amortized over the term of the lease described below. Simultaneously, the Company agreed to lease the land and building from the purchaser for a period of 15 years, subject to two five-year renewal options. The rental payment for the first five years of the lease term is $470,000 per year and increases by 10.4% for each of the next two five-year increments. Rent for the renewal terms under this lease agreement will be the greater of 95% of the then current Market rent or the rent for the last year prior to renewal. The Company has accounted for this lease as an operating lease.

The Company conducts a significant portion of its operations from four office/warehouse/distribution/laboratory facilities under operating leases. In addition, the Company leases certain office equipment under operating leases and certain manufacturing and transportation equipment under capital leases. Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of December 31, 2005 were as follows, in thousands:

	Capital Leases	Operating Leases
2006	$104	$ 1,419
2007	56	1,343
2008	38	1,185
2009	31	1,102
2010	5	1,125
Thereafter	0	5,732
Total minimum lease payments	$234	$11,906
Amounts representing interest	(27)	
Present value of capital lease obligations	207	
Less current portion of capital lease obligations	(90)	
Obligations under capital lease agreements, excluding the current portion	$117	

Total rental expense under operating leases was $1,035,000, $881,000, and $774,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

From time to time in the normal course of business, the Company is a party to various matters involving claims or possible litigation. Management believes the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

The Company has outstanding a letter of credit in the amount of $338,000 which is used as security on the lease for the Company's laboratory and warehouse facility. The Company has outstanding a letter of credit in the amount of $100,000 which is used as security on a capital lease for equipment. The Company has outstanding a letter of credit in the amount of $100,000 which is used as security on the lease for the Company's corporate headquarters and manufacturing facility.

NOTE TEN. INCOME TAXES

The tax effects of temporary differences that gave rise to deferred tax assets at December 31, 2005 and 2004 were as follows, in thousands:

	2005	2004
Net operating loss carryforward	$11,488	$ 9,274
Research and development and other credits	185	343
Property, plant and equipment	18	210
Inventory	317	341
Foreign tax credits	144	125
Other, net	52	55
Bad debt reserve	255	198
Deferred income	449	827
ACI stock valuation	204	204
Accrued liability	4	16
Less – valuation allowance	(13,116)	(11,593)
	$ 0	$ 0

The Company has provided a valuation allowance against the entire net deferred tax asset at December 31, 2005 and 2004, due to the uncertainty as to the realization of the asset.

The Company incurred $19,000 and $125,000 of foreign income tax expense related to the Company's operations in Costa Rica in 2005 and 2004, respectively. There was no foreign income tax expense incurred in 2003.

The provision (benefit) for income taxes varies from the federal statutory rate as follows (in thousands):

	2005	2004
Taxes at federal statutory rate	$ (1,814)	$ 255
Permanent differences	14	13
Unbenefitted foreign income taxes	19	125
Unbenefitted foreign losses	252	–
Prior year adjustments	(114)	–
Expired and unbenefitted net operating loss carryforwards	–	(5,575)
Expired research and development credits	158	(42)
Other	(19)	82
Change in valuation allowance	1,523	5,467
Total tax provision	$ 19	$ 125

The tax provision for 2003 varies from the federal statutory rate due primarily to changes in the valuation allowance.

At December 31, 2005, the Company had net operating loss carryforwards of approximately $33.8 million for federal income tax purposes, which begin to expire in 2009, and research and development tax credit carryforwards of approximately $185,313, which began to expire in 2005, all of which are available to offset federal income taxes due in future periods. All net operating loss carryforwards will expire between the year 2009 and the year 2024.

NOTE ELEVEN. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region but are concentrated in the health care industry. Significant sales were made to three customers. Sales to Natural Alternatives International, Inc., ("Natural Alternatives"), a customer in the Consumer Services Division, accounted for 27%, 45%, and 36% of the Company's net sales in 2005, 2004 and 2003, respectively. Accounts receivable from Natural Alternatives represented 10% and 64% of gross accounts receivable at December 31, 2005 and 2004, respectively. Sales to Mannatech, Inc. ("Mannatech"), a customer in the Consumer Services Division, accounted for 7%, 2% and 3% of the Company's net sales in 2005, 2004 and 2003, respectively. Accounts receivable from Mannatech represented 21% and 0% of gross accounts receivable at December 31, 2005 and 2004, respectively. Sales to Medline Industries, Inc., ("Medline") a customer in the Medical Services Division, accounted for 27%, 23% and 26% of the Company's sales during 2005, 2004 and 2003, respectively. Accounts receivable from Medline represented 32% and 20% of the Company's gross accounts receivable at December 31, 2005 and 2004, respectively. The Company performs initial and ongoing credit evaluations of new and existing customers' financial condition and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and historical trends and other information.

Accounts are considered past due after contractual terms (net 30 days) and are written off after extensive collection efforts and nine months time. The following table summarizes the allowance for doubtful accounts activity for the period ended December 31, 2005 and 2004, in thousands.

	Balance at Beginning of Period	Charges to Expenses	Deductions	Balance at End of Period
A/R Reserve – 2005	$162	$243	$76	$329
A/R Reserve – 2004	$181	$ 48	$67	$162

NOTE TWELVE. NET INCOME (LOSS) PER SHARE

The Company calculates basic earnings per share by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share reflect the impact of outstanding stock options and warrants during the periods presented using the treasury stock method. The following table provides a reconciliation of the denominators utilized in the calculation of basic and diluted earnings per share with the amounts rounded to the nearest thousands, except per share amounts:

	2005	2004	2003
Net income (loss)	$ (5,336)	$ 36	$ (1,506)
Basic earnings (loss) per share:			
Weighted average number of common shares outstanding	10,762	10,590	10,120
Basic per share amount	$ (0.50)	$ 0.00	$ (0.15)
Diluted earnings (loss) per share:			
Weighted average number of common shares outstanding	10,762	10,590	10,120
Dilutive effect of stock options and warrants	0	581	0
Diluted weighted average number of common shares outstanding	10,762	11,171	10,120
Diluted per share amount	$ (0.50)	$ 0.00	$ (0.15)

At December 31, 2005, all of the Company's 1,814,081 common stock options and 5,400,000 warrants were excluded from its diluted earnings per share calculation as their effect was antidilutive due to the Company's net loss for the year.

At December 31, 2004, 691,787 common stock options were excluded from the diluted earnings per share calculation using a weight-average close price of $4.34 per share, as their effect was antidilutive.

At December 31, 2003, all of the Company's 1,625,185 common stock options and 50,000 warrants were excluded from its diluted earnings per share calculation as their effect was antidilutive due to the Company's net loss for the year.

NOTE THIRTEEN. REPORTABLE SEGMENTS

Based on the economic characteristics of the Company's business activities, the nature of its products, customers and markets it serves, and the performance evaluation by management and the Company's Board of Directors, the Company has identified three reportable segments: Medical Services Division, Consumer Services Division and DelSite.

The Medical Services Division sells a comprehensive line of wound and skin care medical products and provides manufacturing services to customers in medical products markets. These products are primarily sold through a domestic, sole source distributor, where the products are ultimately marketed to hospitals, nursing homes, alternative care facilities, cancer centers, home health care providers and managed care organizations. International sales of these products account for less than 10% of the Division's consolidated net sales for the years ended December 31, 2005, 2004, and 2003.

The Consumer Services Division sells and licenses consumer products and bulk raw materials that utilize the Company's patented complex carbohydrate technology into the consumer health and beauty care products markets. The Division also sells finished products, provides product development and manufacturing services to customers in the cosmetic and nutraceutical markets. These products are primarily sold domestically, with international sales accounting for less than 10% of the Division's consolidated net sales for the years ended December 31, 2005, 2004, and 2003.

DelSite is a research and development subsidiary responsible for the research, development and marketing of the Company's proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients. Revenues for DelSite currently consist of research grant awards.

Prior to January 1, 2004, the Company reported its results in two segments: Medical Services Division and Caraloe, Inc. The Caraloe activities have been renamed the Consumer Services Division. In addition, due to the growing significance of DelSite's operations, in 2004 the Company began reporting DelSite as a separate segment. DelSite was previously reported as part of the corporate operations category.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes.

Net revenues represent revenues from external customers. Assets which are used in more than one segment are reported in the segment where the predominant use occurs. Total cash for the Company is included in the Corporate Assets figure. The accounting policies for segments are the same as described in Note Two.

The segment data for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Net revenues:			
Medical Services Division	$10,543	$10,391	$10,782
Consumer Services Division	15,794	19,663	18,321
DelSite	1,624	767	0
	$27,961	$30,821	$29,103
Income (loss) before income taxes:			
Medical Services Division	$ (2,673)	$ (1,861)	$ (1,335)
Consumer Services Division	687	5,081	2,590
DelSite	(3,350)	(3,059)	(2,761)
	$ (5,336)	$ 161)	$ (1,506)
Identifiable assets:			
Medical Services Division	$ 4,487	$ 6,094	$ 7,248
Consumer Services Division	8,636	12,129	12,813
DelSite	1,428	1,978	324
Corporate	7,438	2,816	2,399
	$21,989	$23,017	$22,784
Capital expenditures:			
Medical Services Division	$ 0	$ 0	$ 291
Consumer Services Division	419	278	920
DelSite	191	1,894	182
	$ 610	$ 2,172	$ 1,393
Depreciation and amortization:			
Medical Services Division	$ 197	$ 244	$ 357
Consumer Services Division	595	711	888
DelSite	446	286	64
	$ 1,238	$ 1,241	$ 1,309

NOTE FOURTEEN. RELATED PARTY TRANSACTIONS

At December 31, 2005, the Company had a 21.5% interest in a company which was formed in 1998 to acquire and develop a 5,000-acre tract of land in Costa Rica to be used for the production of *Aloe vera* L. leaves, the Company's primary raw material. The Company's initial investment was written off in 1998 and no additional investments have been made or are expected to be made. The Company has no influence on the business or operating decisions of this company and receives no timely financial information. Additionally, $132,675 and $92,250 was collected in 2005 and 2004, respectively, from this company against the fully reserved note receivable balances. The Company is accounting for its investment on the cost basis. The Company purchases *Aloe vera* L. leaves from this company at prices the Company believes are competitive with other sources. Such purchases totaled $888,000, $1,447,000 and $1,229,000 in 2005, 2004 and 2003, respectively.

On November 18, 2005, the Company sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. The notes have a term of four years and mature on November 18, 2009. Interest on the notes is payable quarterly in arrears. In connection with the sale of the notes, the purchasers of the notes received (i) Series A Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of the Company's common stock, par value $.01 per share, and (ii) Series B Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of the Company's common stock. In addition, the placement agent involved in the offering of the notes and warrants received a Series A Warrant to purchase 200,000 shares of the Company's common stock. All of the Series A Warrants have an exercise price of $5.00 per share, are immediately exercisable and expire, subject to certain acceleration events relating to the closing stock price, on November 18, 2009. All of the Series B Warrants have an exercise price of $10.00 per share, are immediately exercisable and expire on November 18, 2009. The majority of the purchasers of the notes were existing shareholders of the Company's common stock. On November 18, 2005, immediately preceding the transaction, the largest individual investor held 6.3% of the Company's outstanding shares and collectively the group held 16.4%.

NOTE FIFTEEN. DEFERRED REVENUE

Pursuant to the Distributor and License Agreement with Medline, as amended on April 9, 2004, the Company received, subject to certain refund rights more specifically described in the Amendment, an additional $1.25 million of royalties, to be paid upon the signing of the Amendment, in consideration of the extended term of the Distributor and License Agreement. The Company continues to recognize royalty income under this agreement, as amended, on a straight-line basis. At December 31, 2005, the Company had received $1.2 million more in royalties than it had recognized in income, which is recorded as deferred revenue on the balance sheet.

NOTE SIXTEEN. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

The unaudited selected quarterly financial data below reflect the fiscal years ended December 31, 2005 and 2004, respectively.

(Amounts in thousands, except per share amounts)

2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenue	$8,182	$8,337	$5,633	$5,809
Cost of product sales	4,872	4,718	4,056	4,935
Net income (loss)	(80)	87	(1,574)	(3,769)
Basic and diluted income (loss) per share	$ (0.01)	$ 0.01	$ (0.15)	$ (0.35)

2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenue	$7,340	$7,991	$7,729	$7,761
Cost of product sales	4,573	4,813	4,391	4,473
Net income (loss)	(245)	(36)	104	213
Basic and diluted income (loss) per share	$ (0.03)	$ (0.00)	$ 0.01	$ 0.02

NOTE SEVENTEEN. SUPPLY CONCENTRATION

Commodities or components used in the Company's production processes that can only be obtained from a single supplier could potentially expose the Company to risk of production interruption should the supplier be unable to deliver the necessary materials in a timely manner. The Company utilizes alcohol as a key part of its production process in Costa Rica. The Company engages the services of an alcohol refinery company, located adjacent to its facility, to repurify the alcohol used in its production utilizing a distillation process. The purified alcohol is then returned to the Company's inventory for further use. The Company is unaware of any other providers of this service in Costa Rica. Senior managers from the Company's Costa Rica operations meet regularly with owners and managers of the refinery company to discuss operational issues.

NOTE EIGHTEEN. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Plan to provide eligible employees with a retirement savings plan. All employees are eligible to participate in the plan if they are age 21 years or older. Company matching contributions are made dollar for dollar up to 3% of pay and 50% for contributions greater than 3% of pay but not in excess of 5% of pay. The Company may make discretionary contributions upon direction of the Board of Directors. The Company's contribution expense for the years ended December 31, 2005, 2004 and 2003 was approximately $138,000, $129,000 and $134,000, respectively.

Financial Statement Schedule
Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Cost and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
2005					
Bad debt reserve	$162	$243	$ –	$ 76	$329
Inventory reserve	819	318	–	346	791
Reserve for Aloe & Herbs non-current notes and investments included in other assets	135	–	–	133	2
Reserve or returns	35	–	–	–	35
2004					
Bad debt reserve	$181	$ 48	$ –	$ 67	$162
Inventory reserve	735	205	–	121	819
Reserve for Aloe & Herbs non-current notes and investments included in other assets	227	–	–	92	135
Reserve or returns	35	–	–	–	35
2003					
Bad debt reserve	$110	$150	$ –	$ 79	$181
Inventory reserve	632	200	–	97	735
Reserve for Aloe & Herbs non-current notes and investments included in other assets	377	–	–	150	227
Reserve or returns	136	–	–	101	35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Carrington Laboratories, Inc.

We have audited the accompanying consolidated balance sheets of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The related financial statement Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

Grant Thornton LLP

Dallas, Texas
March 1, 2006

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARRINGTON LABORATORIES, INC.

Date: March 30, 2006

By: /s/ Carlton E. Turner
Carlton E. Turner, Ph.D., D.Sc., President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Carlton E. Turner Carlton E. Turner, Ph.D., D.Sc.	President, Chief Executive Officer and Director (principal executive officer)	March 30, 2006
/s/ Robert W. Schnitzius Robert W. Schnitzius	Vice President and Chief Financial Officer (principal financial and accounting officer)	March 30, 2006
/s/ Ronald R. Blanck Ronald R. Blanck, D.O.	Director	March 30, 2006
/s/ R. Dale Bowerman R. Dale Bowerman	Director	March 30, 2006
/s/ George DeMott George DeMott	Director	March 30, 2006
/s/ Thomas J. Marquez Thomas J. Marquez	Director	March 30, 2006
/s/ Edwin Meese, III Edwin Meese, III	Director	March 30, 2006
/s/ Selvi Vescovi Selvi Vescovi	Director	March 30, 2006

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CORPORATE INFORMATION

Directors
George DeMott
Chairman of the Board
Selvi Vescovi
Chairman of the Executive Committee
R. Dale Bowerman
Chairman of the Audit Committee
Ronald R. Blanck, D.O.
Thomas J. Marquez
Edwin Meese, III
Carlton E. Turner, Ph.D., D.Sc.

Officers
Carlton E. Turner, Ph.D., D.Sc.
President and Chief Executive Officer
Robert W. Schnitzius
Chief Financial Officer, Vice President, Treasurer and Secretary
Jose Zúñiga
Vice President, Operations
Kenneth M. Yates, D.V.M.
President, DelSite Biotechnologies, Inc.

Executive Offices
2001 Walnut Hill Lane
Irving, Texas 75038
Telephone: (972) 518-1300

Mailing Address
P.O. Box 168128
Irving, Texas 75016-8128

Transfer Agent and Registrar
American Stock Transfer & Trust Company
New York, New York

Auditors
Grant Thornton LLP
Dallas, Texas

Legal Counsel
Thompson & Knight, P.C.
Dallas, Texas

Annual Meeting
The Annual Meeting of Shareholders will be held on Thursday, May 18, 2006, at 8:30 a.m. Central Time at the Las Colinas Country Club, 4900 North O'Connor Road, Irving, Texas 75062. Telephone: (972) 541-1142

Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request directed to Maria Mitchell, Carrington Laboratories, Inc., P.O. Box 168128, Irving, Texas 75016-8128.

Stock Data
At March 20, 2006, there were 872 holders of record (including brokerage firms and other nominees) of common stock.

The Company has not paid any cash dividends on the common stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

The common stock of the Company is traded on the NASDAQ National Market under the symbol "CARN." The following table sets forth high and low closing prices for each of the periods indicated.

	High	Low
Fiscal 2005		
First Quarter	$7.40	$4.84
Second Quarter	$5.39	$3.12
Third Quarter	$5.65	$3.10
Fourth Quarter	$5.74	$3.31
Fiscal 2004		
First Quarter	$5.48	$3.72
Second Quarter	$5.41	$3.52
Third Quarter	$4.55	$3.02
Fourth Quarter	$6.90	$3.73

CARRINGTON®



2001 WALNUT HILL LANE

IRVING, TEXAS 75038

972.518.1300

www.carringtonlabs.com

www.aloevera.com

www.manapol.com

www.woundcare.com

www.delsite.com

Carrington helps preserve the natural resources and rain forest in Costa Rica.